As filed with the Securities and Exchange Commission on December 21, 2006
Registration No. 333-137948

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
to
FORM SB-2
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

ALTERNATIVE ENERGY SOURCES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2860 (Primary Standard Industrial Classification Code Number)	74-3038728 (I.R.S. Employer Identification Number)

310 West 20th Street, 2 nd Floor
Kansas City, Missouri 64108-2005
(816) 842-3835
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

Mark A. Beemer, Chief Executive Officer
Alternative Energy Sources, Inc.
310 West 20th Street, 2 nd Floor
Kansas City, Missouri 64108-2005
(816) 842-3835
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Kenneth S. Goodwin, Esq.	Louis W. Zehil, Esq.
Gottbetter & Partners, LLP	McGuireWoods LLP
488 Madison Avenue, 12 th Floor	1345 Avenue of the Americas, 7 th Floor
New York, New York 10022	New York, NY 10105
(212)400-6900	(212)548-2100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated December 21, 2006

ALTERNATIVE ENERGY SOURCES, INC.

Prospectus

24,600,000 shares of common stock

This prospectus relates to the offering by the selling stockholders of Alternative Energy Sources, Inc. of up to 24,600,000 shares of our common stock, par value $0.0001 per share. Those shares of common stock include 12,600,000 shares of common stock and 12,000,000 shares of common stock underlying warrants, issued to certain investors and financial advisors in a private offering. We are registering the offer and sale of the common stock, including common stock underlying warrants, to satisfy registration rights we have granted to the selling stockholders.

We will not receive any proceeds from the sale of common stock by the selling stockholders. We may receive proceeds from the exercise price of the warrants if they are exercised by the selling stockholders. We intend to use any proceeds received from the selling stockholders’ exercise of the warrants for working capital and general corporate purposes.

The selling stockholders have advised us that they will sell the shares of common stock from time to time in the open market, on the OTC Bulletin Board, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or otherwise as described under the section of this prospectus titled “Plan of Distribution.”

Our common stock is traded on the OTC Bulletin Board under the symbol “AENS.OB.” On December 15, 2006 the closing price of the common stock was $1.29 per share.

Investing in our common stock involves risks. Before making any investment in our securities, you should read and carefully consider risks described in the Risk Factors beginning on page 4 of this prospectus.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated          , 2006

i

ii

SUMMARY

This summary is not complete and does not contain all of the information that should be considered before investing in our common stock. Investors should read the entire prospectus carefully, including the more detailed information regarding our business, the risks of purchasing our common stock discussed under Risk Factors, and our financial statements and the accompanying notes.

In this prospectus, “Alternative Energy,” the “Company,” “we,” “us,” and “our” refer to Alternative Energy Sources, Inc., a Delaware corporation, and its subsidiaries taken as in whole, unless the context requires otherwise.

Our Company

On June 19, 2006, Alternative Energy Sources, Inc., Beemer Acquisition Corp., our wholly owned subsidiary, and Beemer Energy, Inc., a Delaware corporation, executed a Merger Agreement and Plan of Reorganization. On the closing date of the merger, Beemer Acquisition Corp. merged with and into Beemer Energy, Inc., with Beemer Energy, Inc. remaining as the surviving corporation and our wholly-owned subsidiary. Also on the closing date of the merger, the holders of Beemer Energy Inc.’s issued and outstanding capital stock before the merger surrendered all of their issued and outstanding capital stock of Beemer Energy, Inc. and received 12,900,000 shares of our common stock, par value $0.0001 per share. Our stockholders before the merger retained 15,000,000 shares of our common stock.

Beemer Energy, Inc. was a privately held company formed on May 10, 2006 to serve as a vehicle to effect a merger with a publicly held company.

Our primary operations are now those of Beemer Energy, Inc. Our business strategy is to engage in the business of constructing, owning and operating fuel grade ethanol plants. The ethanol expected to be produced by the plants is intended to be used by refineries and ultimately blended with gasoline fuel for internal combustion engines. Additionally, the Company anticipates that the plants will be designed to produce dried distilled grains, which are used in the manufacture of various animal feeds.

Our management will use its extensive experience in grain trading, railroad negotiations, logistical economics and acquisitions to establish and grow the company. Our initial focus is permitting our three planned corn-based ethanol plants: one in Iowa and two in Illinois.

We are a development stage company which has been engaged in product development and pre-operational activities since our formation. We have no operating history as a producer of ethanol, and to date have not constructed any ethanol plants. Moreover, our management does not have extensive experience in public company matters, which could impair our ability to comply with legal and regulatory requirements.

We have not earned any revenues to date. Our current capital and other existing resources will be sufficient to provide us with only a limited amount of working capital. In this regard, we anticipate that our general and administrative expenses will increase to approximately $150,000 per month during the last quarter of 2006 and first quarter of 2007. We will require additional capital to continue to implement our business plans, which we may be unable to obtain

Recent Developments

We recently announced plans to construct three ethanol plants, one in Iowa and two in Illinois. On August 15, 2006, we announced our plans to build a 110-million gallon ethanol plant in Boone County, Iowa, adjacent to a railroad line. We have begun the permitting process for the Boone County plant through the Iowa Department of Natural Resources, and anticipate that the plant will be operational by the fall of 2008. On August 21, 2006, we announced our plans to build a 110-million gallon ethanol plant in Kankakee, Illinois. The plant’s location is expected to be adjacent to the Canadian National / Illinois Central railroad line and abutting Interstate 57, which we anticipate will facilitate rail and truck transportation of the product from the facility. Construction on the Kankakee plant is expected to begin in the first or second quarter of 2007. On October 23, 2006, we announced plans to construct a plant in Greenville, Illinois. The Greenville plant will be adjacent to the CSX and BNSF main railroad lines, and close to Interstates 55 and 70. We have optioned 100 acres in Greenville for the site of the plant. Construction is planned to commence within the next year, and we plan to have this plant operational in late 2008.

On June 19, 2006, we closed a private offering of an aggregate of 12,000,000 units, at a price of $1.00 per unit, each unit consisting of one share of our common stock and a warrant to acquire one share of our common stock for five years at an exercise price of $2.00 per share, for total consideration of $12,000,000.

Broadmoor Capital Partners, LLC was issued 600,000 shares of common stock as a finder’s fee in connection with the merger and private offering described above. Canaccord Capital Corporation received $350,000 as a fee for fiscal advisory services rendered in connection with the private offering. Additionally, we paid $604,499 in legal, accounting and other professional fees in the offering.

All securities issued in connection with the offering are restricted securities and will be subject to all applicable resale restrictions specified by federal and state securities laws.

Ethanol Industry

Ethanol is marketed across the U.S. as a gasoline blend component that serves as an octane enhancer, a clean air additive and a renewable fuel resource. It is used by refiners to meet clean air standards and to improve refinery production by increasing octane levels and extending fuel supplies. As of January 1, 2006, ethanol accounted for approximately 3% of the U.S. gasoline fuel supply. Use of ethanol is expected to continue to grow as a result of the following factors:

•
Source of octane to replace MTBE. In recent years, as a result of health and environmental concerns, 25 states have banned or significantly limited the use of methyl tertiary-butyl ether, or MTBE. The need for additional octane and clean blend components has created additional demand for ethanol as refiners use ethanol in place of MTBE.

•
  Improved refiner economics. As ethanol demand and capacity expands, refiners are increasing production of suboctane blend stocks. Refiners are typically able to produce suboctane fuel at a lower cost and in greater quantities than finished gasoline. Adding ethanol increases octane and benefits the refiner by expanding the volume of the gasoline it is able to sell.

•
Favorable production economics relative to gasoline. We believe that our cost of producing a gallon of ethanol will be significantly lower than the cost incurred by refiners to produce a gallon of gasoline. We believe this will enable ethanol to grow not only as a strategic blend component, but also as an alternative to gasoline in the form of E85. E85 is a blend of 85% ethanol and 15% unleaded gasoline for use in flexible fuel vehicles.

•
Strong legislative and government policy support. The Energy Policy Act of 2005, or the Energy Policy Act, mandates a baseline use of renewable fuels, such as ethanol, by petroleum producers commencing at 4.0 billion gallons per year, or BGY, in 2006 and increasing to 7.5 BGY by 2012. In addition, in January 2006, President Bush announced, in his State of the Union address, support for the use of ethanol in motor vehicles as a clean, renewable fuel to replace foreign crude oil and diversify the U.S. fuel supply.

•
Shortage of domestic petroleum refining capacity. According to the Energy Information Administration, or EIA, while domestic petroleum refining capacity has decreased approximately 5% from 1980 to 2005, domestic demand has increased 21% over the same period. The EIA expects growth in petroleum refining capacity to average 1.3% per year until 2025, with demand for refined petroleum products growing at 1.5% per year over the same period. Because ethanol is blended with gasoline after the refining process, it directly increases domestic fuel supplies.

Corporate Information

Alternative Energy Sources, Inc., was incorporated under the laws of the State of Delaware on April 8, 2002. Our principal executive offices are located at 310 West 20th Street, 2nd Floor, Kansas City, Missouri 64108-2005 . The telephone number at our principal executive offices is (816) 842-3835. Our website address is www.aensi.com. Information contained on our website is not deemed part of this prospectus.

The Offering

Common stock currently outstanding (1)	40,500,000 shares

Common stock offered by the selling stockholders	12,600,000 shares

Common stock offered by the selling stockholders issuable upon exercise of Warrants	12,000,000 shares

Common stock outstanding after the offering (2)	52,500,000 shares

Use of Proceeds
We will not receive any proceeds from the sale of common stock offered by this prospectus. We will receive the proceeds from any warrant exercises, which we intend to use for general corporate purposes, including for working capital.

OTC Bulletin Board Symbol	AENS.OB

(1) Includes 12,600,000 shares of common stock which will not be available to trade publicly until the registration statement of which this prospectus is a part is declared effective by the SEC.

(2) Assumes the full exercise of all 12,000,000 warrants.

RISK FACTORS

Risks Related to our Business

We are a development stage company with no operating history as a producer of ethanol.

We have no operating history in our contemplated ethanol production business and, to date, have not earned any revenues. We have announced plans to construct three ethanol plants, but have not begun construction on any of the plants. Accordingly, it may be difficult for investors to evaluate our business prospects.

Our business is dependent on the implementation of our business plan, including our ability to make future investments. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits. There is no assurance that investors will not lose their entire investment.

Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company and in rapidly evolving markets, such as the ethanol market, where supply and demand may change significantly in a short amount of time. Some of these risks relate to our potential inability to:

•	effectively manage our contemplated business and operations;

•	recruit and retain key personnel;

•	successfully create and maintain the low-cost structure we envision as we expand the scale of our business;

•	manage rapid growth in personnel and operations;

•	develop new products that complement our contemplated business; and

•	successfully address the other risks described throughout this prospectus.

If we cannot successfully address these risks, our contemplated business and the results of our contemplated operations and financial position would suffer.

We may be substantially dependent on a limited number of facilities, and any operational disruption could result in a reduction of sales volume and could cause us to incur substantial losses.

Most of our anticipated revenues are and will continue to be derived from the sale of ethanol and the related co-products that we plan to produce. We recently announced plans to construct three ethanol plants, with construction beginning in 2007. Once commenced, our anticipated operations may be subject to significant interruption if any of our facilities experience a major accident or are damaged by severe weather or other natural disasters. In addition, our operations may be subject to labor disruptions and unscheduled downtime, or other operational hazards inherent in the ethanol industry, such as equipment failures, fires, explosions, abnormal pressures, blowouts, pipeline ruptures, transportation accidents and natural disasters. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. The insurance that we plan to obtain, if obtained, may not be adequate to fully cover the potential operational hazards described above.

We may not be able to implement our business plan for acquisitions and expansion as planned or at all; we may not have and may not receive the necessary funds for our planned ethanol plant construction.

We plan to grow our contemplated business by investing in new or existing facilities. In August, 2006 we announced plans to construct two ethanol plants - one in Iowa and one in Illinois. In October, 2006 we announced plans to construct one additional ethanol plant in Illinois. We believe that there is increasing competition for suitable sites. Therefore, we may not find suitable additional sites for construction of new facilities or other suitable expansion opportunities.

We may need financing to implement our business strategies and we may not have access to the funding required or such funding may not be available to us on acceptable terms. As of September 30, 2006, our cash reserves were $325,101 and we had an additional $8.4 million invested in liquid instruments, including money-market, 30-day municipal auction rate certificates and auction rate preferred certificates. The funds we hold in cash reserves and liquid investments are not sufficient to fund our three announced ethanol plants, nor are they sufficient to fund additional acquisition or construction activities. We will therefore likely finance the expansion of our business with additional indebtedness or by issuing additional equity securities. We could face financial risks associated with incurring additional indebtedness, such as reducing our liquidity and access to financial markets and increasing the amount of cash flow required to service such indebtedness, or associated with issuing additional stock, such as dilution of ownership and earnings.

We must also obtain numerous regulatory approvals and permits in order to construct and operate additional or expanded facilities. These requirements may not be satisfied in a timely manner or at all. In addition, we may be adversely affected by environmental, health and safety laws, regulations and liabilities. Satisfaction of these federal and state governmental requirements may substantially increase our costs, which could have a material adverse effect on the results of our contemplated operations and financial position. Our contemplated expansion plans may also result in other unanticipated adverse consequences, such as diverting management’s attention from our existing operations.

Our anticipated construction costs may also increase to levels that would make a new facility too expensive to complete or unprofitable to operate. Contractors, engineering firms, construction firms, and equipment suppliers also receive requests and orders from other ethanol companies and, therefore, we may not be able to secure their services or products on a timely basis or on acceptable financial terms. We may suffer significant delays or cost overruns as a result of a variety of factors, such as shortages of workers or materials, transportations constraints, adverse weather, unforeseen difficulties or labor issues, any of which could prevent us from commencing operations as expected at our facilities.

Accordingly, we may not be able to implement our acquisition or expansion strategy as planned or at all. We may not find additional appropriate sites for new facilities and we may not be able to finance, construct, develop, or operate these new or expanded facilities successfully.

Potential future acquisitions could be difficult to find and integrate, divert the attention of key personnel, disrupt business, dilute shareholder value and adversely affect financial results.

As part of our business strategy, we may consider acquisitions of building sites, production facilities, storage or distribution facilities and selected infrastructure. We may not find suitable acquisition opportunities.

Acquisitions involve numerous risks, any of which could harm our contemplated business, including:

•
difficulties in integrating the operations, technologies, products, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses;

•	difficulties in supporting and transitioning customers, if any, of the target company or assets;

•	diversion of financial and management resources from existing operations;

•	the price paid or other resources devoted may exceed the value we realize, or the value to be realized if we had allocated the purchase price or other resources to another opportunity;

•	risks of entering new markets or areas in which we have limited or no experience;

•	potential loss of key employees, customers and strategic alliances from our contemplated business or the business of the target;

•	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the products of the target; and

•	inability to generate sufficient revenue to offset acquisition costs.

Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing shareholders may be diluted, which could affect the market price of our common stock. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

We may be unable to obtain additional capital that we will require to implement our business plan, which could restrict our ability to grow.

We expect that our current capital and our other existing resources will be sufficient only to provide a limited amount of working capital. We will require $660 million to construct the three plants (one in Iowa and two in Illinois) that we currently plan to build. We may be unable to obtain additional capital required. Furthermore, an inability to maintain capital may damage our reputation and credibility with industry participants in the event we cannot close publicly announced transactions.

Future acquisitions and production costs, development, production and marketing activities, as well as our administrative requirements (such as salaries, insurance expenses and general overhead expenses, as well as legal compliance costs and accounting expenses) will require a substantial amount of additional capital and cash flow. We plan to pursue sources of additional capital through various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. We may not be successful in locating suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means. If we do not succeed in raising additional capital, our current capital resources may not be sufficient to fund our operations going forward without obtaining additional capital financing, though we believe that, without factoring in the costs of constructing our three announced ethanol plants, we have sufficient capital to fund our operations through fiscal year 2007.

Any additional capital raised through the sale of equity may dilute the ownership percentages of existing stockholders. This could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, and issuances of incentive awards under equity employee incentive plans, which may have a further dilutive effect.

Our ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the ethanol industry in particular), our status as a new enterprise without a demonstrated operating history, the location of our facilities, the prices of ethanol and the raw materials needed to produce ethanol on the commodities markets (which will impact the amount of asset-based financing available to us) and/or the loss of key management. Further, if ethanol prices on the commodities markets decrease, then our revenues will likely decrease, and such decreased revenues may increase our requirements for capital. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs (even to the extent that we reduce our operations), we may be required to cease our operations.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which may adversely impact our financial condition.

We may not be able to effectively manage our growth, which may harm our profitability.

Our strategy envisions expanding our business. If we fail to effectively manage our growth, our financial results could be adversely affected. Growth may place a strain on our management systems and resources. We must continue to refine and expand our business development capabilities, our systems and processes and our access to financing sources. As we grow, we must continue to hire, train, supervise and manage new employees. We cannot assure investors that we will be able to:

•	meet our capital needs;

•	expand our systems effectively or efficiently or in a timely manner;

•	allocate our human resources optimally;

•	identify and hire qualified employees or retain valued employees; or

•	incorporate effectively the components of any business that we may acquire in our effort to achieve growth.

If we are unable to manage our growth, our operations and our financial results could be adversely affected by inefficiency, which could diminish our profitability.

We are dependent upon our officers for management and direction, and the loss of any of these persons could adversely affect our contemplated operations and results.

We are dependent upon our executive officers, specifically, Mark Beemer, our President and Chief Executive Officer, Lee Blank, our Chief Operating Officer, John Ward, our Executive Vice President and Director of Operations, and John Holland, our Executive Vice President and Chief Financial Officer, for implementation of our proposed expansion strategy and execution of our contemplated business. The loss of any of our officers could have a material adverse effect upon the results of our contemplated operations and financial position. We do not maintain “key person” life insurance for any of our officers. The loss of any of our officers could delay or prevent the achievement of our contemplated business objectives.

Our management team does not have extensive experience in public company matters, which could impair our ability to comply with legal and regulatory requirements.

Our management team has had limited U.S. public company management experience or responsibilities, which could impair our ability to comply with legal and regulatory requirements such as the Sarbanes-Oxley Act of 2002 and applicable federal securities laws including filing required reports and other information required on a timely basis. There can be no assurance that our management will be able to implement and affect programs and policies in an effective and timely manner that adequately respond to increased legal, regulatory compliance and reporting requirements imposed by such laws and regulations. Our failure to comply with such laws and regulations could lead to the imposition of fines and penalties and further result in the deterioration of our business.

We may not be able to continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have a history of operating losses that are likely to continue in the future. We have included an explanatory paragraph in Note 1 of our financial statements for the nine and three month periods ended September 30, 2006 and 2005, to the effect that our significant losses from operations and our dependence on equity and debt financing raise substantial doubt about our ability to continue as a going concern. Our accumulated deficit at March 31, 2006 was $1,135,077.  Our financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

Our operations must begin to provide sufficient revenues to improve our working capital position. Additionally, we will require additional capital to construct ethanol production facilities and commence our planned operations. If we are unable to raise additional capital we may need to revise our business plan, reduce the scope of our planned operations or discontinue our operations.

Risks Related to our Industry

Our anticipated results may be substantially dependent on commodity prices, especially prices for corn, natural gas, ethanol, and unleaded gasoline.

As a result of the volatility of the prices for commodities, anticipated results may fluctuate substantially and we may experience periods of declining prices for our products and increasing costs for our raw materials, which could result in operating losses. Although we may attempt to offset a portion of the effects of fluctuations in prices by entering into forward contracts to supply ethanol or purchase corn, natural gas or other items or by engaging in transactions involving exchange-traded futures contracts, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time and these activities also involve substantial risks.

Our contemplated business is likely to be highly sensitive to corn prices and we generally will be unable to pass on increases in corn prices to our customers.

The principal raw material we expect to use to produce ethanol and co-products, including dry and wet distillers grains, is corn. As a result, changes in the price of corn can significantly affect our contemplated business. In general, rising corn prices produce lower profit margins. Because ethanol competes with non-corn-based fuels, we are not likely to be able to pass along increased corn costs to customers. At certain levels, corn prices may make ethanol uneconomical to use in fuel markets. Over the ten-year period from 1996 through 2005, corn prices (based on the Chicago Board of Trade, or CBOT, daily futures data) have ranged from a low of $1.75 per bushel in 2000 to a high of $5.48 per bushel in 1996, with prices averaging $2.47 per bushel during this period.

Weather conditions and other factors affecting crop yields, farmer planting decisions, and general economic, market and regulatory factors all influence the price of corn. Government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply also impact the price. The significance and relative effects of these factors on the price of corn are difficult to predict. Any event that tends to negatively affect the supply of corn, such as adverse weather or crop disease, could increase corn prices and potentially harm our business. In addition, ethanol producers may also have difficulty, from time to time, in physically sourcing corn on economical terms due to supply shortages. Such a shortage could require us to suspend our contemplated operations until corn becomes available at acceptable terms, which would have a material adverse effect on our business, results of operations and financial position. The price paid for corn at a facility could increase if an additional ethanol production facility is built in the same general vicinity.

The spread between ethanol and corn prices can vary significantly, and the recent high levels of these spreads are unlikely to remain.

The gross margin of our anticipated business depends principally on the spread between ethanol and corn prices. During the five-year period from 2001 to 2005, ethanol prices (based on average U.S. ethanol rack prices from Bloomberg, L.P., or Bloomberg) have ranged from a low of $0.94 per gallon to a high of $2.76 per gallon, averaging $1.50 per gallon during this period. In recent periods, the spread between ethanol and corn prices has been at a historically high level, driven in large part by high oil prices and historically low corn prices. During 2005, however, this spread fluctuated widely and, because of the unusual degree of spread in current markets, fluctuations are likely to continue to occur. Any reduction in the spread between ethanol and corn prices, whether as a result of an increase in corn prices or a reduction in ethanol prices, would adversely affect our anticipated results of operations and financial position.

The market for natural gas is subject to market conditions that create uncertainty in the price and availability of the natural gas that the Company may use in our anticipated manufacturing process.

Our contemplated business may rely upon third parties for supplies of coal or natural gas or both, which is consumed in the manufacture of ethanol. The prices for and availability of coal and natural gas are subject to volatile market conditions. These market conditions often are affected by factors beyond our control, such as higher prices resulting from colder than average weather conditions and overall economic conditions. Significant disruptions in the supply of coal and natural gas could impair our ability to manufacture ethanol for our customers. Furthermore, increases in coal and natural gas prices or changes in coal and natural gas costs relative to natural gas costs paid by competitors could adversely affect our anticipated results of operations and financial position. The price fluctuations in natural gas prices over the six-year period from December 31, 1999 through December 28, 2005, based on the New York Mercantile Exchange daily futures data, has ranged from a low of $1.83 per 1,000,000 BTUs (“MMBTU”) in 2001 to a high of $13.91 per MMBTU in 2005, averaging $5.25 per MMBTU during this period.

Fluctuations in the selling price and production cost of gasoline may reduce our anticipated profit margins, if profits are achieved.

Ethanol is marketed both as a fuel additive to reduce vehicle emissions from gasoline and as an octane enhancer to improve the octane rating of gasoline with which it is blended. As a result, ethanol prices are influenced by the supply and demand for gasoline and our anticipated results of operations and financial position may be materially adversely affected if gasoline demand or price decreases. Historically, the price of a gallon of gasoline has been lower than the cost to produce a gallon of ethanol. In addition, some of the sales contracts into which we may enter may provide for pricing on an indexed basis, so that the price we may receive for products sold under these arrangements will be adjusted as gasoline prices change.

Our anticipated business will be subject to seasonal fluctuations.

Our anticipated operating results are likely to be influenced by seasonal fluctuations in the price of our primary operating inputs, corn and coal or natural gas or both, and the price of our primary product, ethanol. The spot price of corn tends to rise during the spring planting season in May and June and tends to decrease during the fall harvest in October and November. The price for natural gas, however, tends to move opposite that of corn and tends to be lower in the spring and summer and higher in the fall and winter. In addition, ethanol prices are substantially correlated with the price of unleaded gasoline especially in connection with our indexed, gas-plus sales contracts. The price of unleaded gasoline tends to rise during each of the summer and winter. Given our lack of operating history, we do not know yet how these seasonal fluctuations will affect our results over time.

If we engage in hedging transactions and other risk mitigation strategies, those strategies could harm our financial results.

It is possible that, in an attempt to partially offset the effects of volatility of ethanol prices and corn and natural gas costs, we will enter into contracts to supply a portion of our ethanol production or purchase a portion of our corn or natural gas requirements on a forward basis and also engage in other hedging transactions involving exchange-traded futures contracts for corn, natural gas and unleaded gasoline from time to time. The price of unleaded gasoline also affects the price we receive for our ethanol under indexed contracts. The financial statement impact of these activities is dependent upon, among other things, the prices involved and our ability to sell sufficient products to use all of the corn and natural gas for which we have futures contracts. Hedging arrangements, if entered into, will also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or, in the case of exchange-traded contracts, where there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices paid or received by us. Hedging activities can themselves result in losses when a position is purchased in a declining market or a position is sold in a rising market. A hedge position is often settled in the same time frame as the physical commodity is either purchased (corn and natural gas) or sold (ethanol). Hedging losses may be offset by a decreased cash price for corn and natural gas and an increased cash price for ethanol. If we do hedge, we may also vary the amount of hedging or other risk mitigation strategies we undertake, and we may choose not to engage in hedging transactions at all. As a result, our results of operations and financial position may be adversely affected by increases in the price of corn or natural gas or decreases in the price of ethanol or unleaded gasoline. As of the date of this prospectus, we have not entered into any such hedging transactions.

Growth in the sale and distribution of ethanol is dependent on the changes to and expansion of related infrastructure which may not occur on a timely basis, if at all, and the Company’s contemplated operations could be adversely affected by infrastructure disruptions.

Substantial development of infrastructure will be required by persons and entities outside our control for our contemplated operations, and the ethanol industry generally, to grow. Areas requiring expansion include, but are not limited to:

•	additional rail capacity;

•	additional storage facilities for ethanol;

•	increases in truck fleets capable of transporting ethanol within localized markets;

•	expansion of refining and blending facilities to handle ethanol; and

•	growth in service stations equipped to handle ethanol fuels.

Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand or prices for our contemplated products, impede our delivery of those products, impose additional costs on us, or otherwise have a material adverse effect on our results of contemplated operations or financial position. Our contemplated business will be dependent on the continuing availability of infrastructure and any infrastructure disruptions could have a material adverse effect on our business.

New ethanol plants under construction or decreases in the demand for ethanol may result in excess U.S. production capacity.

According to the Renewable Fuels Association, (the "RFA"), domestic ethanol production capacity has increased from 1.9 billion gallons per year (“BGY”) as of January 2001 to an estimated 5.1 BGY at November 27, 2006. During July and August 2006 ethanol was produced at record and near-record levels of 411.8 million gallons and 427.8 million gallons, respectively. The RFA estimates that, as of November 27, 2006, approximately 3.8 BGY of additional production capacity is under construction. According to the RFA, at the end of November, 2006, 107 ethanol refineries were in production, 50 began construction and eight were expanded. Certain of the new refineries are being built in South Dakota, Indiana, Iowa, Wisconsin and New York. The RFA has reported that, according to information provided to it, there are numerous ethanol projects that are seeking financing. Excess capacity in the ethanol industry would have an adverse effect on our contemplated results of operations, cash flows, and financial position. In a manufacturing industry with excess capacity, producers have an incentive to manufacture additional products for so long as the price exceeds the marginal cost of production (i.e., the cost of producing only the next unit, without regard for interest, overhead or fixed costs). This incentive can result in the reduction of the market price of ethanol to a level that is inadequate to generate sufficient cash flow to cover costs.

Excess capacity may also result from decreases in the demand for ethanol, which could result from a number of factors, including regulatory developments and reduced U.S. gasoline consumption. Reduced gasoline consumption could occur as a result of increased prices for gasoline or crude oil, which could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage. There is some evidence that this has occurred in the recent past as U.S. gasoline prices have increased.

We may not be able to compete effectively in the U.S. ethanol industry.

In the U.S., our contemplated business would compete with other corn processors, ethanol producers and refiners. As of November 2006, the top 12 producers accounted for at least 47% of the ethanol production capacity in the U.S. according to the RFA.

Current capacity (as of November)	MMGY	Number of plants	Share of the market
Archer Daniels Midland	1,070	7	21%
VeraSun	230	2	4%
Hawkeye Renewables	220	2	4%
Aventine Renewable Energy	150	2	3%
Cargill	120	2	2%
Abengoa Bioenergy	110	3	2%
New Energy	102	2	2%
US Bio Platte Valley	100	1	2%
Global Ethanol / Midwest Grain Processors*	95	1	2%
MGP Ingredients	67	1	2%
Tate & Lyle (formerly AE Staley)	62	1	1%
Chief Ethanol	55	1	1%

*Farmer-owned

A number of competitors are divisions of substantially larger enterprises and have substantially greater financial resources than we plan to have. Smaller competitors also pose a threat. Farmer-owned cooperatives and independent firms consisting of groups of individual farmers and investors have been able to compete successfully in the ethanol industry. These smaller competitors operate smaller facilities which do not affect the local price of corn grown in the proximity to the facility as much as larger facilities. In addition, many of these smaller competitors are farmer-owned and often require their farmer-owners to commit to selling them a certain amount of corn as a requirement of ownership. A significant portion of production capacity in the ethanol industry consists of smaller-sized facilities. Most new ethanol plants under development across the country are individually owned. In addition, institutional investors and high net worth individuals could heavily invest in ethanol production facilities and oversupply the demand for ethanol, resulting in lower ethanol price levels that might adversely affect the results of our contemplated operations and financial position.

The ethanol industry also includes increasing competition from international suppliers. Although there is a $0.54 per gallon tariff (which is scheduled to expire in 2007) on foreign produced ethanol that is approximately equal to the blenders’ credit, ethanol imports equivalent to up to 7% of total domestic production in any given year from various countries were exempted from this tariff under the Caribbean Basin Initiative to spur economic development in Central America and the Caribbean. Currently, international suppliers produce ethanol primarily from sugar cane and have cost structures that may be substantially lower than ours.

Any increase in domestic or foreign competition could result in reduced ethanol prices. As a result, we could be forced to take other steps to compete effectively, which could adversely affect the results of our contemplated operations and financial position.

The U.S. ethanol industry is highly dependent upon federal and state legislation and regulation and any changes in legislation or regulation could materially and adversely affect the results of our contemplated operations and financial position.

The elimination or significant reduction in the blenders’ credit could have a material adverse effect on the results of our contemplated operations and financial position. The cost of producing ethanol is made significantly more competitive with regular gasoline by federal tax incentives. Before January 1, 2005, the federal excise tax incentive program allowed gasoline distributors that blended ethanol with gasoline to receive a federal excise tax rate reduction for each blended gallon sold. If the fuel was blended with 10% ethanol, the refiner/marketer paid $0.052 per gallon less tax, which equated to an incentive of $0.52 per gallon of ethanol. The $0.52 per gallon incentive for ethanol was reduced to $0.51 per gallon in 2005 and is scheduled to expire (unless extended) in 2010. The blenders’ credits may not be renewed in 2010 or may be renewed on different terms. In addition, the blenders’ credits, as well as other federal and state programs benefiting ethanol (such as tariffs), generally are subject to U.S. government obligations under international trade agreements, including those under the World Trade Organization Agreement on Subsidies and Countervailing Measures, and might be the subject of challenges thereunder, in whole or in part. The elimination or significant reduction in the blenders’ credit or other programs benefiting ethanol may have a material adverse effect on the results of our contemplated operations and financial position.

Ethanol can be imported into the U.S. duty-free from some countries, which may undermine the ethanol industry in the U.S.

Imported ethanol is generally subject to a $0.54 per gallon tariff that was designed to offset the $0.51 per gallon ethanol incentive available under the federal excise tax incentive program for refineries that blend ethanol in their fuel. A special exemption from the tariff exists for ethanol imported from 24 countries in Central America and the Caribbean Islands, which is limited to a total of 7% of U.S. production per year. Imports from the exempted countries may increase as a result of new plants under development. Since production costs for ethanol in these countries are estimated to be significantly less than what they are in the U.S., the duty-free import of ethanol through the countries exempted from the tariff may negatively affect the demand for domestic ethanol and the price at which we sell our ethanol. In May 2006, bills were introduced in both the U.S. House of Representatives and U.S. Senate to repeal the $0.54 per gallon tariff. We do not know the extent to which the volume of imports would increase or the effect on U.S. prices for ethanol if this proposed legislation is enacted or if the tariff is not renewed beyond its current expiration in December 2007. Any changes in the tariff or exemption from the tariff could have a material adverse effect on our results of operations and financial position. In addition, the North America Free Trade Agreement, or NAFTA, which entered into force on January 1, 1994, allows Canada and Mexico to export ethanol to the United States duty-free or at a reduced rate. Canada is exempt from duty under the current NAFTA guidelines, while Mexico’s duty rate is $0.10 per gallon.

The effect of the Renewable Fuel Standard in the recent Energy Policy Act is uncertain.

The use of fuel oxygenates, including ethanol, was mandated through regulation, and much of the forecasted growth in demand for ethanol was expected to result from additional mandated use of oxygenates. Most of this growth was projected to occur in the next few years as the remaining markets switch from MTBE to ethanol. The recently enacted energy bill, however, eliminated the mandated use of oxygenates and established minimum nationwide levels of renewable fuels (ethanol, biodiesel or any other liquid fuel produced from biomass or biogas) to be included in gasoline. Because biodiesel and other renewable fuels in addition to ethanol are counted toward the minimum usage requirements of the renewable fuel standards set forth in the legislation,, the elimination of the oxygenate requirement for reformulated gasoline may result in a decline in ethanol consumption, which in turn could have a material adverse effect on the results of our contemplated operations and financial condition. The legislation also included provisions for trading of credits for use of renewable fuels and authorized potential reductions in the Renewable Fuel Standard ("RFS") minimum by action of a governmental administrator. In addition, the rules for implementation of the RFS and the energy bill are still under development.

The legislation did not include MTBE liability protection sought by refiners, and ethanol producers have generally estimated that this will result in accelerated removal of MTBE and increased demand for ethanol. Refineries may use other possible replacement additives, such as iso-octane, iso-octene or alkylate. Accordingly, the actual demand for ethanol may increase at a lower rate than production for estimated demand, resulting in excess production capacity in our industry, which would negatively affect our results of operations, financial position and cash flows.

Waivers of the RFS minimum levels of renewable fuels included in gasoline could have a material adverse affect on the results of our contemplated operations.

Under the Energy Policy Act, the U.S. Department of Energy, in consultation with the Secretary of Agriculture and the Secretary of Energy, may waive the renewable fuels mandate with respect to one or more states if the Administrator of the U.S. Environmental Protection Agency, or U.S. EPA, determines that implementing the requirements would severely harm the economy or the environment of a state, a region or the U.S., or that there is inadequate supply to meet the requirement. Any waiver of the RFS with respect to one or more states would adversely offset demand for ethanol and could have a material adverse effect on the results of our contemplated operations and financial condition.

We may be adversely affected by environmental, health and safety laws, regulations and liabilities.

As we pursue our business plan, we will become subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In addition, some of these laws and regulations require our contemplated facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns.

Furthermore, upon implementing our plan, we may become liable for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where it may arrange for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, or other environmental laws for all or part of the costs of investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from those properties. Some of these matters may require expending significant amounts for investigation, cleanup, or other costs.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws, or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ethanol production facilities. Present and future environmental laws and regulations (and interpretations thereof) applicable to ethanol operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial expenditures that could have a material adverse effect on the results of our contemplated operations and financial position.

The hazards and risks associated with producing and transporting ethanol and Dried Distilled Grains ("DDGs") (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) may also result in personal injury claims or damage to property and third parties. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. However, we could sustain losses for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. Events that result in significant personal injury or damage to our property or third parties or other losses that are not fully covered by insurance could have a material adverse effect on the results of our contemplated operations and financial position.

Risks Related to Our Common Stock

Investors may have difficulty trading and obtaining quotations for our common stock.

Our common stock is currently quoted on the Over-the-Counter Bulletin Board under the symbol “AENS.OB.” Our common stock is not actively traded, and the bid and asked prices for our common stock have fluctuated widely. As a result of, investors may find it difficult to dispose of, or to obtain accurate quotations of the price of, our securities. This severely limits the liquidity of our common stock, and would likely reduce the market price of our common stock and hamper our ability to raise additional capital. Between June 20, 2006, the date that our common stock was first traded, and December 15, 2006, the bid and asked prices of our common stock fluctuated between a low of $1.29 per share on December 15, 2006 and a high of $2.98 per share on June 27, 2006.

The market price of our common stock is, and is likely to continue to be, highly volatile and subject to wide fluctuations.

The market price of our common stock is highly volatile and subject to wide fluctuations. Between June 20, 2006, the date that our common stock was first traded, and December 15, 2006, the bid and asked prices of our common stock fluctuated between a low of $1.29 per share on September 9, 2006 and a high of $2.98 per share on June 27, 2006. A number of factors that are beyond our control contribute to this volatility, including:

•
Investor response to dilution caused by our issuance of additional shares of common stock and other forms of equity securities, which we expect to make in connection with future capital financings to fund our operations and growth, to attract and retain valuable personnel and in connection with future strategic partnerships with other companies;

•	announcements of new acquisitions, reserve discoveries or other business initiatives by our competitors;

•	changes in the market for ethanol and the commodities used in the production of ethanol and/or in the capital markets generally;

•	changes in the demand for ethanol, including changes resulting from the introduction or expansion of alternative fuels and fuel additives;

•	quarterly variations in our revenues and operating expenses;

•	changes in the valuation of similarly situated companies, both in our industry and in other industries;

•	changes in analysts’ estimates affecting our company, our competitors and/or our industry;

•	changes in the accounting methods used in or otherwise affecting our industry;

•	additions and departures of key personnel;

•	announcements of technological innovations or new products available to competitive industries, such as the oil and gas industry;

•	announcements by relevant governments pertaining to incentives for alternative energy development programs;

•	fluctuations in interest rates and the availability of capital in the capital markets; and

•
significant sales of our common stock, including sales by the investors following registration of the shares of common stock offered pursuant to the registration statement of which this prospectus forms a part and/or future investors in future offerings we may make to raise additional capital.

These and other factors are largely beyond our control, and the impact of these risks, singly or in the aggregate, may result in material adverse changes to the market price of our common stock and/or our results of operations and financial condition.

Our operating results may fluctuate significantly, and these fluctuations may cause our stock price to decline.

Our operating results will likely vary in the future primarily as the result of fluctuations in our revenues and operating expenses, including the coming to market of ethanol that we are able to produce, expenses that we incur, the price of ethanol in the commodities markets and other factors. Since our inception, we have not generated revenues on which investors may gauge our future performance. If our results of operations do not meet the expectations of current or potential investors, the price of our common stock may decline.

We do not expect to pay dividends in the foreseeable future.

We do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their common stock, and stockholders may be unable to sell their shares on favorable terms or at all. Investors cannot be assured of a positive return on investment or that they will not lose the entire amount of their investment in the common stock.

Investors will experience dilution upon the exercise of warrants or options.

There are 12,000,000 shares of common stock underlying warrants issued to purchasers of the Units, which if exercised or converted, could decrease the net tangible book value of investors’ common stock. In addition, there are 4,000,000 shares of common stock underlying options that have been or may be granted pursuant to our stock option plan. If the holders of those options exercise those options, investors may experience dilution in the net tangible book value of their common stock. Further, the sale or availability for sale of the underlying shares in the marketplace could depress our stock price.

Our directors and officers will have a high concentration of common stock ownership.

Based on the 40,500,000 shares of common stock that are outstanding as of December 15, 2006, our officers and directors beneficially own approximately 32.6% of our outstanding common stock. Such a high level of ownership by such persons may have a significant effect in delaying, deferring or preventing any potential change in control of us. Additionally, as a result of their high level of ownership, our officers and directors might be able to strongly influence the actions of the Board and the outcome of actions brought to our shareholders for approval. Such a high level of ownership may adversely affect the voting and other rights of our shareholders.

Applicable SEC rules governing the trading of “penny stocks” limit the trading and liquidity of the common stock, which may affect the trading price of our common stock.

Shares of our common stock are considered “penny stock” and be subject to SEC rules and regulations which impose limitations upon the manner in which such shares may be publicly traded and regulate broker-dealer practices in connection with transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty investors may experience in attempting to liquidate such securities.

SPECIAL  NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. This prospectus includes statements regarding our plans, goals, strategies, intent, beliefs or current expectations. These statements are expressed in good faith and based upon a reasonable basis when made, but there can be no assurance that these expectations will be achieved or accomplished. These forward looking statements can be identified by the use of terms and phrases such as “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect,” and the like, and/or future-tense or conditional constructions “may,” “could,” “should,” etc. Items contemplating or making assumptions about, actual or potential future sales, market size, collaborations, and trends or operating results also constitute such forward-looking statements.

Since our common stock may be considered a “penny stock,” we are ineligible to rely on the safe harbor for forward looking statements provided by of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Although forward-looking statements in this prospectus reflect the good faith judgment of our management, forward-looking statements are inherently subject to known and unknown risks, business, economic and other risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this prospectus, other than as may be required by applicable law or regulation. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the Securities and Exchange Commission which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

SELLING STOCKHOLDERS

This prospectus covers shares, including shares underlying warrants, sold in our private equity offering, which closed on June 19, 2006, to “accredited investors” as defined by Rule 501(a) under the Securities Act pursuant to an exemption from registration provided in Regulation D, Rule 506 under Section 4(2) of the Securities Act. The selling stockholders may from time to time offer and sell under this prospectus any or all of the shares listed opposite each of their names below. We are required, under a registration rights agreement, to register for resale the shares of our common stock described in the table below.

The following table sets forth information about the number of shares beneficially owned by each selling stockholder that may be offered from time to time under this prospectus. Certain selling stockholders may be deemed to be “underwriters” as defined in the Securities Act. Any profits realized by the selling stockholder may be deemed to be underwriting commissions.

The term “selling stockholders” includes the selling stockholders set forth in the table below as well as their transferees, pledges, donees or their respective successors. We will file a prospectus supplement to name any successors to the named selling stockholders who are able to use this prospectus, as so supplemented, to resell their shares.

The table below has been prepared based upon the information furnished to us by the selling stockholders as of December 15, 2006. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly. We cannot give an estimate as to the number of shares of common stock that will be held by the selling stockholders upon termination of this offering because the selling stockholders may offer some or all of their common stock under the offering contemplated by this prospectus. The total number of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read the section entitled “Plan of Distribution” in this prospectus.

We have been advised, as noted in footnotes 19, 39, 46, 70, 73 and 85 to the table below, that one of the selling stockholders is a broker-dealer and five of the selling stockholders are affiliates of broker-dealers. We have been advised that each of such selling stockholders purchased our common stock and warrants in the ordinary course of business, not for resale, and that none of such selling stockholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the related common stock.

The following table sets forth the name of each selling stockholder, the nature of any position, office, or other material relationship, if any, which the selling stockholder has had, within the past three years, with us or with any of our predecessors or affiliates, and the number of shares of our common stock beneficially owned by such stockholder before this offering. The number of shares owned are those beneficially owned, as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement.

Unless otherwise indicated, the stockholders listed in the table below acquired their shares in our June 19, 2006 private offering. Beneficial ownership is calculated based on 40,500,000   shares of our common stock outstanding as of December 15, 2006. Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or become exercisable within 60 days of December 15, 2006 are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of the table. Unless otherwise set forth below, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable.

	Shares of Common Stock Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Owned Upon Completion of the Offering (a)	Percentage of Common Stock Outstanding Upon Completion of Offering
1087741 Alberta Ltd. [1]	100,000	100,000	—	—
264646 Alberta Ltd. [2]	70,000	70,000	—	—
624103 Alberta Ltd. [3]	50,000	50,000	—	—
719906 B.C. Ltd. [4]	20,000	20,000	—	—
Accent Marketing Limited [5]	100,000	100,000	—	—
All Season's Consulting, Inc. [6]	50,000	50,000	—	—
ALYD Holdings Ltd. [7]	50,000	50,000	—	—
Anke Senze [8]	120,000	120,000	—	—
Arni Johannson [9]	50,000	50,000	—	—
Athanasios Papadimas [10]	2,500,000	2,500,000	—	—
Aton Select Fund Ltd. [11]	500,000	500,000	—	—
Avtar Dhillon [12]	50,000	50,000	—	—
Barry Tucker [13]	50,000	50,000	—	—
Besser Kapital Fund Ltd. [14]	200,000	200,000	—	—
Black Creek Capital [15]	500,000	500,000	—	—
Brad Gabel [16]	50,000	50,000	—	—
Brian Hicks [17]	150,000	150,000	—	—
Bristol Investment Fund, Ltd. [18]	1,000,000	1,000,000	—	—
Broadmoor Capital Partners LLC [19]	1,100,000	1,100,000	—	—
Bruce McDonald [20]	50,000	50,000	—	—
Carnavon Trust Reg [21]	600,000	600,000	—	—
Centrum Bank AG [22]	500,000	500,000
Charbonneau Limited Partnership [23]	70,000	70,000	—	—
Chestnut Capital Partners II, LLP [24]	1,752,000	1,752,000	—	—
Christian Klingebiel [25]	30,000	30,000	—	—

	Shares of Common Stock Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Owned Upon Completion of the Offering (a)	Percentage of Common Stock Outstanding Upon Completion of Offering
Crestview Capital Master, LLC [26]	250,000	250,000
Cyclone Holdings [27]	104,000	104,000	—	—
Danich Investments Ltd [28]	20,000	20,000	—	—
Daniel Dane [29]	200,000	200,000	—	—
Daniel P. Caulkins [30]	150,000	150,000	—	—
Daniel Thung [31]	100,000	100,000	—	—
Daren Paul McCullough [32]	200,000	200,000	—	—
David N. Malm Anaesthesia Inc. [33]	100,000	100,000	—	—
Donald F. Hopkins [34]	500,000	500,000	—	—
Earl Fawcett [35]	50,000	50,000	—	—
Edward Antonsen [36]	50,000	50,000	—	—
Emper Overseas SA [37]	1,000,000	1,000,000	—	—
Ennio D'Angela [38]	800,000	800,000	—	—
Eric Hoesgen [39]	40,000	40,000	—	—
financial.de AG [40]	300,000	300,000	—	—
Gregg Sedun [41]	200,000	200,000	—	—
Gundyco ITF Pinetree Resource Partnership [42]	2,000,000	2,000,000	—	—
Jack Coldwell [43]	20,000	20,000	—	—
Jack Sheng [44]	36,000	36,000	—	—
James P. Caffrey [45]	100,000	100,000	—	—
Janis Parmar [46]	50,000	50,000	—	—
Jeffrey Scott [47]	200,000	200,000	—	—
John Brinkoetter [48]	100,000	100,000	—	—
Juster Realty Co., LLC [49]	200,000	200,000	—	—
Kenneth S. Goodwin [50]	7,000	7,000	—	—

	Shares of Common Stock Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Owned Upon Completion of the Offering (a)	Percentage of Common Stock Outstanding Upon Completion of Offering
Ladasa Investments, Inc. [51]	200,000	200,000	—	—
Lakeview Fund, LP [52]	1,600,000	1,600,000	—	—
Lee L. Blank [53]	5,130,000	20,000	5,110,000	12.62
Ljuba Kreisinger [54]	20,000	20,000	—	—
Marc D. Wiersma [55]	100,000	100,000	—	—
Maria Pavlivna Yagodka [56]	100,000	100,000	—	—
Mark A. Beemer [57]	8,165,000	500,000	7,665,000	18.93
Martin D. and Jeanne M. Ruikka [58]	100,000	100,000	—	—
Matthew D. O'Brien [59]	50,000	50,000	—	—
Michael L. and Jennifer L. Rath [60]	100,000	100,000	—	—
Michael Schaefer [61]	500,000	500,000	—	—
Nadine C. Smith and John D. Long, Jr. [62]	300,000	300,000	—	—
Natalie Düll [63]	50,000	50,000	—	—
Nick F. Johnson [64]	100,000	100,000	—	—
NS Investments, LLC [65]	100,000	100,000	—	—
Pearl A. Beemer [66]	100,000	100,000	—	—
Professional Trading Services SA [67]	1,000,000	1,000,000	—	—
QRS Holdings [68]	50,000	50,000	—	—
Richard Dahl [69]	50,000	50,000	—	—
Rob Anderson [70]	301,000	301,000	—	—
Robert H. Geddes [71]	50,000	50,000	—	—
Robert Rush Oster [72]	140,000	140,000	—	—
Robert Schiesser [73]	50,000	50,000	—	—
Romeo D'Angela [74]	200,000	200,000	—	—
Royce A. Humphreys [75]	100,000	100,000	—	—

	Shares of Common Stock Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Owned Upon Completion of the Offering (a)	Percentage of Common Stock Outstanding Upon Completion of Offering
Sam Belzberg [76]	1,000,000	1,000,000	—	—
Scott Rapfogel [77]	60,000	60,000	—	—
Steven K. Campbell [78]	100,000	100,000	—	—
Steven M. Sobol [79]	100,000	100,000	—	—
Sue K. and Gary F. Martin [80]	100,000	100,000	—	—
Troy Taylor [81]	300,000	300,000	—	—
Value Relations GMBH [82]	100,000	100,000	—	—
Vickers Family Trust [83]	70,000	70,000	—	—
William D. Beemer [84]	100,000	100,000	—	—
William J. McCluskey [85]	100,000	100,000	—	—
William Lowe [86]	200,000	200,000	—	—

(a)
Assumes all of the shares of common stock to be registered on this registration statement, including all shares of common stock underlying warrants held by the selling stockholders, are sold in the offering by the selling stockholders.

1 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share. Wade MacBain has the power to vote and dispose of the common shares being registered on behalf of 1087741 Alberta Ltd.

2 Includes 35,000 shares of common stock and warrants to acquire an additional 35,000 shares of common stock at an exercise price of $2.00 per share. Vic Walls has the power to vote and dispose of the common shares being registered on behalf of 264646 Alberta Ltd.

3 Includes 25,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $2.00 per share. Thomas MacNeill has the power to vote and dispose of the common shares being registered on behalf of 624103 Alberta Ltd.

4 Includes 10,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $2.00 per share. Tom Kusumoto has the power to vote and dispose of the common shares being registered on behalf of 719906 B.C. Ltd.

5 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share. Joerg Schweizer has the power to vote and dispose of the common shares being registered on behalf of Accent Marketing Limited.

6 Includes 25,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $2.00 per share. Negar Towfigh has the power to vote and dispose of the common shares being registered on behalf of All Season’s Consulting, Inc.

7 Includes 25,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $2.00 per share. Ewan Downie has the power to vote and dispose of the common shares being registered on behalf of ALYD Holdings Ltd.

8 Includes 60,000 shares of common stock and warrants to acquire an additional 60,000 shares of common stock at an exercise price of $2.00 per share.

9 Includes 25,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $2.00 per share.

10 Includes 1,250,000 shares of common stock and warrants to acquire an additional 1,250,000 shares of common stock at an exercise price of $2.00 per share.

11 Dr. Werner Keicher has the power to vote and dispose of the common shares being registered on behalf of Aton Select Fund.

12 Includes 25,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $2.00 per share.

13 Includes 25,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $2.00 per share.

14 Includes 100,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $2.00 per share. Oliver Chaponnier and M. Montanari have the power to vote and dispose of the common shares being registered on behalf of Besser Kapital Fund Ltd.

15 Includes 250,000 shares of common stock and warrants to acquire an additional 250,000 shares of common stock at an exercise price of $2.00 per share. Blaine A. Tucker and Scott A. Tucker have the power to vote and dispose of the common shares being registered on behalf of Black Creek Capital.

16 Includes 25,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $2.00 per share.

17 Includes 75,000 shares of common stock and warrants to acquire an additional 75,000 shares of common stock at an exercise price of $2.00 per share.

18 Includes 500,000 shares of common stock and warrants to acquire an additional 500,000 shares of common stock at an exercise price of $2.00 per share. Paul Kessler has the power to vote and dispose of the common shares being registered on behalf of Bristol Investment Fund, Ltd.

19 Includes 850,000 shares of common stock, of which 600,000 shares were issued as a finder’s fee, and warrants to acquire an additional 250,000 shares of common stock at an exercise price of $2.00 per share. Steven G. Lord, Scott A. Tucker and Blaine A. Tucker have the power to vote and dispose of the common shares being registered on behalf of Broadmoor Capital Partners LLC. Broadmoor Capital Partners LLC is a broker-dealer and acted as placement agent for the offering of our common stock that closed on June 19, 2006.

20 Includes 25,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $2.00 per share.

21 Includes 300,000 shares of common stock and warrants to acquire an additional 300,000 shares of common stock at an exercise price of $2.00 per share. Dr. Werner Keicher has the power to vote and dispose of the common shares being registered on behalf of Carnavon Trust Reg.

22 Includes 500,000 shares of common stock and warrants to acquire an additional 500,000 shares of common stock at an exercise price of $2.00 per share. Dr. Werner Keicher and Mr. David Dawes have the power to vote and dispose of the common shares being registered on behalf of Centrum Bank AG.

23 Includes 35,000 shares of common stock and warrants to acquire an additional 35,000 shares of common stock at an exercise price of $2.00 per share. A.J. Charbonneau and D. Davidson have the power to vote and dispose of the common shares being registered on behalf of Charbonneau Limited Partnership.

24 Includes 1,001,000 shares of common stock and warrants to acquire an additional 751,000 shares of common stock at an exercise price of $2.00 per share. Louis W. Zehil, as attorney in fact, has the power to vote and dispose of the common shares being registered on behalf of Chestnut Capital Partners II, LLP.

25 Includes 15,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $2.00 per share.

26 Includes warrants to acquire 250,000 shares of common stock at an exercise price of $2.00 per share. Jonathan Blumberg has the power to vote and dispose of the common shares being registered on behalf of Crestview Capital Master, LLC.

27 Includes 52,000 shares of common stock and warrants to acquire an additional 52,000 shares of common stock at an exercise price of $2.00 per share. Daniel Huinker, Shawn Huinker, Robert Anderson, Sheryl Anderson, Grant Anderson, Brenda Anderson, Michael Anderson and Abby Anderson have the power to vote and dispose of the common shares being registered on behalf of Cyclone Holdings.

28 Includes 10,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $2.00 per share. Danny Remenda has the power to vote and dispose of the common shares being registered on behalf of Dancich Investments Ltd.

29 Includes 100,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $2.00 per share.

30 Includes 75,000 shares of common stock and warrants to acquire an additional 75,000 shares of common stock at an exercise price of $2.00 per share.

31 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share.

32 Includes 100,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $2.00 per share.

33 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share. David Malm has the power to vote and dispose of the common shares being registered on behalf of David N. Malm Anaesthesia Inc.

34 Includes 250,000 shares of common stock and warrants to acquire an additional 250,000 shares of common stock at an exercise price of $2.00 per share.

35 Includes 25,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $2.00 per share.

36 Includes 25,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $2.00 per share.

37 Includes 500,000 shares of common stock and warrants to acquire an additional 500,000 shares of common stock at an exercise price of $2.00 per share. Carlo Civelli has the power to vote and dispose of the common shares being registered on behalf of Emper Overseas SA.

38 Includes 400,000 shares of common stock and warrants to acquire an additional 400,000 shares of common stock at an exercise price of $2.00 per share.

39 Includes 20,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $2.00 per share. Mr. Hoesgen is an employee of a broker-dealer.

40 Includes 150,000 shares of common stock and warrants to acquire an additional 150,000 shares of common stock at an exercise price of $2.00 per share. Robert Sarcher has the power to vote and dispose of the common shares being registered on behalf of financial.de AG.

41 Includes 100,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $2.00 per share.

42 Includes 1,000,000 shares of common stock and warrants to acquire an additional 1,000,000 shares of common stock at an exercise price of $2.00 per share. Sheldon Inwentash has the power to vote and dispose of the common shares being registered on behalf of Gundyco ITF Pinetree Resource Partnership.

43 Includes 10,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $2.00 per share.

44 Includes 18,000 shares of common stock and warrants to acquire an additional 18,000 shares of common stock at an exercise price of $2.00 per share.

45 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share.

46 Includes 25,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $2.00 per share. Mr. Parmar is an employee of a broker-dealer.

47 Includes 100,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $2.00 per share.

48 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share.

49 Includes 100,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $2.00 per share. Eric Derfuer and Justin Derfuer have the power to vote and dispose of the common shares being registered on behalf of Juster Realty Co., LLC.

50 Includes 3,500 shares of common stock and warrants to acquire an additional 3,500 shares of common stock at an exercise price of $2.00 per share. Mr. Goodwin is associated with Gottbetter & Partners, LLP , which acted as our counsel for the purposes of the preparation and filing of this registration statement.

51 Includes 100,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $2.00 per share. Gerald Wittenberg has the power to vote and dispose of the common shares being registered on behalf of Ladasa Investments, Inc.

52 Includes 800,000 shares of common stock and warrants to acquire an additional 800,000 shares of common stock at an exercise price of $2.00 per share. Ari Levy and Mike Nicolas have the power to vote and dispose of the common shares being registered on behalf of Lakeview Fund, LP.

53 Includes 10,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $2.00 per share. Also includes 5,110,000 shares of common stock issued in connection with our June, 2006 merger. Mr. Blank is our Chief Operating Officer and a director

54 Includes 10,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $2.00 per share.

55 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share.

56 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share.

57 Includes 250,000 shares of common stock and warrants to acquire an additional 250,000 shares of common stock at an exercise price of $2.00 per share. Also includes 7,665,000 shares of common stock issued in connection with the June, 2006 merger. Mr. Beemer is our Chief Executive Officer and a director.

58 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share.

59 Includes 25,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $2.00 per share.

60 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share.

61 Includes 250,000 shares of common stock and warrants to acquire an additional 250,000 shares of common stock at an exercise price of $2.00 per share.

62 Includes 150,000 shares of common stock and warrants to acquire an additional 150,000 shares of common stock at an exercise price of $2.00 per share.

63 Includes 25,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $2.00 per share.

64 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share.

65 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share. Joseph L. Smith and Edward Nelson have the power to vote and dispose of the common shares being registered on behalf of NS Investments, LLC.

66 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share. Ms. Beemer is the mother of Mark Beemer, our Chief Executive Officer.

67 Includes 500,000 shares of common stock and warrants to acquire an additional 500,000 shares of common stock at an exercise price of $2.00 per share. Dr. Rene Simon has the power to vote and dispose of the common shares being registered on behalf of Professional Trading Services SA.

68 Includes 25,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $2.00 per share. John Seaman has the power to vote and dispose of the common shares being registered on behalf of QRS Holdings.

69 Includes 25,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $2.00 per share.

70 Includes 150,500 shares of common stock and warrants to acquire an additional 150,500 shares of common stock at an exercise price of $2.00 per share. Mr. Anderson is an employee of a broker-dealer.

71 Includes 25,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $2.00 per share.

72 Includes 70,000 shares of common stock and warrants to acquire an additional 70,000 shares of common stock at an exercise price of $2.00 per share.

73 Includes 25,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $2.00 per share. Mr. Schiesser is an employee of a broker-dealer.

74 Includes 100,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $2.00 per share.

75 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share.

76 Includes 500,000 shares of common stock and warrants to acquire an additional 500,000 shares of common stock at an exercise price of $2.00 per share.

77 Includes 30,000 shares of common stock and warrants to acquire an additional 30,000 shares of common stock at an exercise price of $2.00 per share. Mr. Rapfogel is associated with Gottbetter & Partners, LLP, which acted as our counsel for the purposes of the preparation and filing of this registration statement.

78 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share.

79 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share.

80 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share.

81 Includes 150,000 shares of common stock and warrants to acquire an additional 150,000 shares of common stock at an exercise price of $2.00 per share.

82 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share. Christopher Bruening has the power to vote and dispose of the common shares being registered on behalf of Value Relations GMBH.

83 Includes 35,000 shares of common stock and warrants to acquire an additional 35,000 shares of common stock at an exercise price of $2.00 per share. Harold R. Vickers has the power to vote and dispose of the common shares being registered on behalf of Vickers Family Trust.

84 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share. Mr. Beemer is the father of Mark Beemer, our Chief Executive Officer.

85 Includes 50,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $2.00 per share. Mr. McCluskey is an affiliate of a broker-dealer.

86 Includes 100,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $2.00 per share.

USE OF PROCEEDS

We will not receive proceeds from the sale of common stock under this prospectus. We will, however, receive approximately $24,000,000 from the selling stockholders if they exercise their warrants in full, which we will use for working capital and general corporate purposes. The warrant holders may exercise their warrants at any time until their expiration, as further described in the “Description of Securities.” Because the warrant holders may exercise the warrants in their own discretion, we cannot plan on specific uses of proceeds beyond application of proceeds to general corporate purposes. We have agreed to bear the expenses in connection with the registration of the common stock being offered hereby by the selling stockholders.

DETERMINATION OF OFFERING PRICE

The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

 MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has been quoted on the Over-the-Counter Bulletin Board under the symbol “AENS.OB” since July, 2004, but has only been actively traded since June 19, 2006. In the second quarter of 2006, between June 19, 2006 and June 30, 2006, the highest closing price of the common stock on the Over-the-Counter Bulletin Board was $2.90 and the lowest closing price was $2.46. In the third quarter of 2006 through September 30, 2006, the highest closing price of our common stock on the Over-the-Counter Bulletin Board was $2.85 on September 22, 2006 and the lowest closing price was $1.59 on September 7, 2006. In the fourth quarter of 2006, between October 1, 2006 and December 15, 2006, the highest closing price of our common stock on the Over-the-Counter Bulletin Board was $2.62 on October 2, 2006 and the lowest closing price was $1.29 on December 15, 2006.

As of December 15, 2006, there were 40,500,000 shares of common stock issued and outstanding.

As of December 15, 2006, there were approximately 105 holders of record of shares of our common stock.

Equity Compensation Plan

Securities authorized for issuance under equity compensation plans as of December 15, 2006 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,604,000	$1.81	2,625,000
Equity compensation plans not approved by security holders	___	___	___
Total	1,604,000	$1.81	2,625,000

Equity compensation plans consist of our 2006 Equity Incentive Plan, under which our board of directors is authorized, subject to ratification of the plan by our stockholders, to issue options or other rights to acquire up to 4,000,000 shares of our common stock. The shares of common stock underlying awards granted under the 2006 Equity Incentive Plan include options to acquire 4,000,000 shares of common stock. Options granted under the 2006 Equity Incentive Plan entitle the grantee, upon exercise, to purchase a specified number of shares from us at a specified exercise price per share. The exercise price for shares of common stock covered by an option cannot be less than the fair market value of the common stock on the date of grant unless we agree otherwise at the time of the grant. The board of directors will determine the period of time during which an option may be exercised, except that no option may be exercised more than ten years after the date of grant.

Our stockholders approved and adopted the 2006 Equity Incentive Plan on June 9, 2006. Through December 15, 2006, our board of directors has granted stock options to acquire 1,604,000 shares of our common stock under the 2006 Equity Incentive Plan, for an average weighted exercise price of $1.81 per share.
DIVIDEND POLICY

We have never declared or paid dividends on shares of our common stock and we intend to retain future earnings, if any, to support the development of our business and therefore do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs.

MANAGEMENT’S PLAN OF OPERATION

We are a development stage company that has been engaged in product development and pre-operational activities since its formation and has no operating history as a producer of ethanol. We have had no revenues since our inception. We are planning to engage in the business of constructing, owning and operating fuel grade ethanol plants in the Midwest corn-belt. The ethanol expected to be produced by the plants is intended to be used by refineries or blenders and ultimately blended with gasoline fuel for internal combustion engines. Additionally, we anticipate that the plants will be designed to produce dried distilled grains (“DDGs”), which are used in the manufacture of various animal feeds, and carbon dioxide.

We intend to complete permitting for three corn-based ethanol plants by the first or second quarters of 2007 and anticipate opening these plants for commercial production by Fall or Winter, 2008. We expect each plant to produce nearly 200 ethanol freight-train cars per week, acting as a consistent pipeline to the end blender or refinery, and 140 freight-train cars per week of DDGs.

We have earned no revenues to date and our current capital and other existing resources will be sufficient only to provide a limited amount of working capital. We will require additional capital to implement our business plans and may be unable to obtain the additional capital.

Our business strategy and anticipated competitive advantage is to produce ethanol at the lowest cost by:

•	Coal fired plants for distillation energy as compared to natural gas fired plants. No supply contracts for coal or natural gas have been secured at this time.

•	Significant economies of scale with identical plants each producing greater than 110 million gallons of ethanol per year.

•	Unit train economics whereby both ethanol and DDGs are shipped in unit trains with dedicated power compared to single car shipments.

•	Lowest cost producer status by way of spreading more fixed costs over more gallons, using coal, and operating the plant with similar labor requirements as a 50 million gallon plant.

Our ability to continue as a going concern is dependent upon obtaining the necessary financing to acquire, construct, or enter into other venture activities and generate profitable operations from our ethanol facilities in the future. Our financial statements as at and for the period ended September 30, 2006 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. We expect to incur substantial expenditures to further our capital investment programs and our cash flow from operating activities may not be sufficient to satisfy our current obligations and meet our capital investment objectives.

To address our ability to continue as a going concern, we intend to raise additional capital through the sale and issuance of common shares and debt financing. We also plan to expand our portfolio of production, development, and distribution opportunities using additional capital raised and cash provided by future operating activities.

We had no ethanol operations in the third quarter of 2006, and therefore no operating or material capital expenditures for the period. General and administrative expenditures for the three and nine months ended September 30, 2006 totaled $1,174,149 and $1,224,043, respectively. During the period from inception to September 30, 2006, we funded our operating expenditures from cash balances which were received from our private offering of securities in June, 2006. Our cash balance at September 30, 2006 was $325,101.

We intend to complete permitting for three corn-based ethanol plants in Iowa and Illinois by the first or second quarters of 2007 and anticipate opening these plants for commercial production by Fall or Winter, 2008. These three plants will require that we raise an estimated $660 million in additional financing (we estimate a cost of $220 million per plant) in order to implement our business plan and we may be unable to obtain the additional capital or secure the financing on commercially viable terms. In addition to the three plants mentioned above, we intend to pursue new ventures, possible acquisitions and development of additional Greenfield plants that may add ethanol production and distribution opportunities. There is no assurance these additional opportunities will be available, or if we participate in additional opportunities, that those opportunities will be successful. These potential new business opportunities will require equity and/or debt financing and there can be no assurance we will be able to obtain the capital or secure the financing on commercially viable terms.

The following describes our current business plan, including a summary of our plans to build ethanol plants in Iowa and Illinois, our ability to satisfy our cash requirements, and our need to raise additional funds over the next year.

•
On August 15, 2006, we announced our plans to build a 110-million gallon ethanol plant in Boone County, Iowa, adjacent to a railroad line. We have begun the permitting process for the Boone County plant through the Iowa Department of Natural Resources, and anticipate that the plant will be operational by the fall of 2008. The cost of this ethanol plant is expected to be $220 million. This plant will be funded from additional financing, for which we currently have no commitments.

•
On August 21, 2006, we announced our plans to build a 110-million gallon ethanol plant in Kankakee, Illinois. The plant’s location is expected to be adjacent to the Canadian National / Illinois Central railroad line and abutting Interstate 57, which we anticipate will facilitate rail and truck transportation of the product from the facility. Construction on the Kankakee plant is expected to begin in the first or second quarter of 2007. The cost of this ethanol plant is expected to be $220 million. This plant will be funded from additional financing, for which we currently have no commitments.

On October 23, 2006, we announced our plans to build a 110-million gallon ethanol plant in Greenville, Illinois. The plant’s location is expected to be adjacent to the CSX and BNSF main railroad line served by the Illinois Western Railroad. The location is also within five miles of Interstate 70 and within 30 minutes of Interstate 55. For this plant, we have optioned 100 acres of land at the John W. Kelsey Business and Technology Park. Construction is planned to commence within one year of our announcement, and we plan to have the plant in operation by late 2008. The cost of this plant is expected to be $220 million.

•
Our business plan calls for the operation of coal-fired plants for distillation energy, rather than natural gas-fired plants. We believe that the use of coal-fired plants presents significant cost savings over the use of natural gas-fired plants.

•
We plan to operate a number of identical plants, each producing a planned 110 million gallons of ethanol per year, thereby achieving significant economies of scale to our business. We believe that the use of identical plants will result in consistent and predictable production. All of our planned ethanol plants will be situated to take advantage of railroad and interstate highway access. In addition, we plan to locate our plants in the “cornbelt” of the Midwestern United States, to be near a major source of our raw material inputs.

•
We plan to continue to evaluate acquisition, joint venture, and construction activities. If we successfully complete acquisitions, such acquisitions may provide additional cash flow which may allow us to expand our activities and capabilities, and advance our ethanol production opportunities.

We have not entered into any commodity derivative arrangements or hedging transactions. We may, however, enter into such transactions in conjunction with future financings.

We anticipate an increase in general and administrative expenses to approximately $150,000 per month in the last quarter of 2006 and the first half of 2007.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

BUSINESS

Company Overview

We are a development stage company which plans to engage in the business of constructing, owning and operating fuel grade ethanol plants in the Midwest corn belt. The ethanol expected to be produced by the plants is intended to be used by refineries or blenders and ultimately blended with gasoline fuel for internal combustion engines. Additionally, we anticipate that the plants will be designed to produce DDGs, which are used in the manufacture of various animal feeds and CO2 (carbon dioxide). Our operations will substantially be the operations of Beemer Energy, Inc., our wholly-owned subsidiary.

By the second quarter of 2007, we intend to complete permitting for three corn-based ethanol plants in Iowa or Illinois and anticipate opening these plants for commercial production by the end of 2008. We expect each plant to produce nearly 200 ethanol freight-train cars per week, acting as a consistent pipeline to the end blender or refinery, and 140 freight-train cars per week of DDGs. We are led by a seasoned management team who will call on their experience in grain trading, railroad negotiations, logistical economics, risk management, and acquisitions to ensure the success and growth of this venture.

Our business strategy and anticipated competitive advantage is to produce ethanol at the lowest cost by:

•	Coal fired plants for distillation energy as compared to natural gas fired plants.

•	Significant economies of scale with identical plants each producing greater than 110 million gallons of ethanol per year.

•	Unit train economics whereby both ethanol and DDGs are shipped in unit trains with dedicated power compared to single car shipments.

•	Lowest cost producer status by way of spreading more fixed costs over more gallons, using coal, and operating the plant with similar labor requirements as a 50 million gallon plant.

During the first half of 2006 we formed a wholly-owned subsidiary, Beemer Acquisition Corp., to serve as a vehicle to effect a merger with Beemer Energy, Inc., a privately held corporation.

On June 19, 2006, we and Beemer Acquisition Corp., our wholly-owned subsidiary, entered into an Agreement and Plan of Merger and Reorganization with Beemer Energy, Inc., a privately held Delaware corporation, whereby the holders of Beemer Energy Inc.’s issued and outstanding capital stock before the merger surrendered all of their issued and outstanding capital stock to us in exchange for 12,900,000 shares of our common stock. Concurrently with the consummation of the merger, we closed a private offering of our common stock and warrants to purchase our common stock. The shareholders of Alternative Energy Sources, Inc. prior to the merger retained 15,000,000 shares of our common stock. As a result of the merger and the offering, the shareholders of Alternative Energy Sources, Inc. prior to the merger own approximately 37% of the issued and outstanding shares of common stock and the former shareholders of Beemer Energy, Inc., investors and a finder that received shares of common stock in connection with offering own approximately 63% of the issued and outstanding shares of common stock.

Recent Developments

We have recently announced plans to construct three ethanol plants, one in Iowa and two in Illinois. On August 15, 2006, we announced our plans to build a 110-million gallon ethanol plant in Boone County, Iowa, adjacent to a railroad line. We have begun the permitting process for the Boone County plant through the Iowa Department of Natural Resources, and anticipate that the plant will be operational by the fall of 2008. On August 21, 2006, we announced our plans to build a 110-million gallon ethanol plant in Kankakee, Illinois. The plant’s location is expected to be adjacent to the Canadian National / Illinois Central railroad line and abutting Interstate 57, which we anticipate will facilitate rail and truck transportation of the product from the facility. Construction on the Kankakee plant is expected to begin in the second quarter of 2007. On October 23, 2006, we announced plans to construct a plant in Greenville, Illinois. The Greenville plant will be adjacent to the CSX and BNSF main railroad lines, and close to Interstates 55 and 70. We have optioned 100 acres in Greenville for the site of the plant. Construction is planned to commence within the next year, and we plan to have this plant operational in late 2008.

On June 19, 2006, we closed a private offering of an aggregate of 12,000,000 units, at a purchase price of $1.00 per unit, each unit consisting of one share of common stock and a warrant to acquire one share of common stock for five years at a purchase price of $2.00 per share, for total consideration of $12,000,000.

Broadmoor Capital Partners, LLC was issued 600,000 shares of common stock as a finder’s fee in connection with the merger and private offering described above. Canaccord Capital Corporation received $350,000 as a fee for fiscal advisory services rendered in connection with the private offering. Additionally, we paid $604,499 in legal, accounting and other professional fees in the offering.

All securities issued in connection with the offering are restricted securities and will be subject to all applicable resale restrictions specified by federal and state securities laws.

Competitive Strengths

Knowledge of Risk Management in Commodity Pricing

Our management team has extensive management expertise in the use of futures, options, cash contracts and derivatives of the commodity markets. Because of this experience, we have a comprehensive understanding of the futures delivery market economics - allowing marketing flexibility and ethanol futures (Chicago Board of Trade) opportunities. This experience in the procurement of raw materials and experience in understanding the industry drivers for raw material costs provides us with a distinct advantage. Since our plants will be operated by natural gas during year one, the team’s trading experience in the natural gas futures markets, in addition to the Chicago Natural Gas gateway price structures, will prove invaluable. To date, we have not identified sources for our supply of natural gas.

Our management team has experience in hedging key inputs with a previous employer, Archer Daniels Midland Company (“ADM”), which is the industry leader in the production of ethanol. Our officers also have a background in negotiating favorable utility contracts, which we expect to help lower operational costs in the electrical, water, sewer and natural gas categories. Through their extensive risk management acumen, we believe our management team can develop strategies to limit risk and optimize product output profitability. The depth and breadth of our managers’ risk management experiences allows them to successfully navigate all market conditions, such as drought and crop supply disruptions.

The knowledge and experience of our managers has led them to focus on the efficiencies realized in being an origination supplier compared with a destination supplier. By locating plants near the raw material resources, the company is positioned to realize the most favorable pricing on commodity raw materials.

Utilization of Coal Fired Plants

We believe building plants for long-term viability and coal is a key strategic strength for the business and a key impetus in positioning as the lowest cost producer.   A strategy to shift from natural gas to coal fired plants after year one would offer a distinct cost competitive advantage. However, to date we have not identified potential any potential sources of supply of coal.

Economies of Scale for Ethanol

We plan to build identical plants that produce 110 million gallons of ethanol annually. By locating the plants on main-line railroads we gain the potential advantage of generating significant freight savings through the use of unit-train shipments. We view railroads as our business partners. Although absolute corn supply and the price paid for the corn to a plant dictates much of the success, in our business model the railroads will give the company a tremendous strategic advantage as compared to competitors over the next 10 years. We believe in large footprints to allow for plant flexibility and sufficient railroad infrastructure that is necessary to take advantage of this strategy.

Experienced Management Team

Our management team has an extensive background in the grain, alternative fuel and construction industries as a team of experts in administration, marketing and management from the largest supplier to the industry. The team boasts collaborative experience from successfully negotiating with the railroads and transportation systems in industrial site selection and has in-depth relationships and knowledge in the DDG markets throughout the Southwestern U.S. The team’s sophisticated grain trading experience in locations and markets where plants will be constructed will be utilized to minimize corn input costs.

Rail and Supply Chain Logistics

We plan to construct the proper rail infrastructure at each of our plants, which we believe will enable us to take advantage of the significant cost savings associated with the utilization of unit trains for the supply of coal and the shipment of ethanol and DDGs.

Business Strategy

Our plan is to build an ethanol company that can achieve critical mass and economies of scale to drive our long-term profitability. We will focus on cutting production costs while effectively managing logistics to optimize our product delivery to customers and maximize turns on transportation assets. The fundamentals of our business strategy are described in more detail below:

•
Achieve critical mass and economies of scale to drive long-term profitability . Our three planned plants in Boone, Iowa, Kankakee, Illinois and Greenville, Illinois, and potential future plants that we plan to construct, will be designed identically - each producing 110 million gallons of ethanol annually. This production equates to 100 cars of ethanol weekly, operating as a continual “pipeline” to the end fuel blender or refinery. We believe this will enhance our position as a preferred supplier. We anticipate that the identical plant designs will result in minimal repair and common maintenance inventory, allowing for the most consistent and predictable production reality. Another primary economy of scale aspect is the mainline railroad access to move products to large consumer demand-driven markets in the Western, Eastern, Southern and Southeastern U.S. markets. By having both initial and subsequent plants built geographically at railway ports, there is enhanced ease of access to critical rail infrastructure to speed the loading of ethanol and DDGs thereby reducing the investment in rolling stock and fitting into the railroad’s preferred method of shipment.

•
Utilize the Strengths and Experience of our Management Team . Our management consists of four senior professionals from the grain and commodity industries, with a wide range of experience in logistics, procurement, transportation and sales. The management team has extensive experience with some of the most well-respected corporations in the grain and feed processing industries, including the Archer Daniels Midland Company. Each of our executive officers brings varied, yet complimentary, experience to the Company, and our management team also brings with it a network of professional relationships that can be drawn upon to expand our business.

•
Use coal-fired plants rather than natural gas-fired plants . We believe in building plants for long-term viability and coal is a key strategic strength for our business and a key element in helping us to be a low cost producer. Today, coal can be delivered to a plant in the Midwestern U.S. from Wyoming’s Powder River Basin for $2.50/MMBTU. This compared to current natural gas prices of $7.55/MMBTU for the 12 month calendar strip futures (October 2006 through September 2007). By using clean coal technologies, the company can dramatically reduce its operating costs as compared with the more volatile natural gas.

Industry Background and Market Opportunity

Ethanol is a type of alcohol, produced in the U.S. principally from corn. Refiners and marketers, including some of the major integrated oil companies and a number of independent refiners and distributors, have historically blended ethanol with gasoline to increase octane and reduce tailpipe emissions. According to the RFA, 4.0 billion gallons of ethanol were produced in the U.S. in 2005, accounting for approximately 3% of the U.S. gasoline fuel supply. According to the RFA, total U.S. ethanol production capacity increased to more than 5.1 BGY in November, 2006. The substantial majority of U.S. fuel ethanol produced in 2005 was used as an additive to gasoline. According to the U.S. Department of Energy, refiners typically blend ethanol at 5.7% to 10.0% of volume in over 30% of the U.S. gasoline fuel supply. Ethanol is also used as the primary blend component for E85, a fuel blend composed of up to 85% ethanol. Although E85 represents an insubstantial portion of the U.S. gasoline supply, approximately 6.0 million vehicles on the road in the U.S. today are Flex-Fuel Vehicles ("FFVs"). Ethanol blends of up to 10% are approved for use under the warranties of all major motor vehicle manufacturers and are often recommended as a result of ethanol’s clean burning characteristics. In addition, all major manufacturers of power equipment, motorcycles, snowmobiles and outboard motors permit the use of ethanol blends in their products. The primary uses of ethanol are:

 Octane enhancer. On average, regular unleaded gasoline has an octane rating of 87 and premium unleaded has an octane rating of 91. In contrast, pure ethanol has an average octane rating of 113. Adding ethanol to gasoline enables refiners to produce greater quantities of suboctane fuel with an octane rating of less than 87. Ethanol is typically added to the suboctane fuel at the wholesale terminal as the final step before the gasoline is delivered to the retail station. By adding ethanol, the refiner or blender is able to increase the octane rating of the suboctane fuel so that it conforms to gasoline standards, while also expanding the volume of fuel to be sold. Therefore, the refiner benefits from the ability to produce more fuel from a given barrel of oil and expands its ability to meet consumer demand, especially during times when refinery capacity and octane sources are limited. In addition, ethanol is commonly added to finished regular grade gasoline at the wholesale terminal as a means of producing higher octane midgrade and premium gasoline.

 Clean air additive. A clean air additive is a substance that, when added to gasoline, reduces tailpipe emissions, resulting in improved air quality characteristics. Ethanol contains 35% oxygen, approximately twice that of MTBE, an alternative oxygenate to ethanol, the use of which is being phased out because of environmental and health concerns. The additional oxygen in the ethanol results in more complete combustion of the fuel in the engine cylinder. This in turn results in reduced tailpipe emissions by as much as 30%, including a 12% reduction in volatile organic compound emissions when blended at a 10% level. Ethanol also displaces the use of some gasoline components like benzene, a known carcinogen. Ethanol is non-toxic, water soluble and quickly biodegradable.

 Valuable blend component. In addition to its performance and environmental benefits, ethanol is used to extend fuel supplies. As the U.S. need for automotive fuel increases and the U.S. dependence on foreign crude oil and refined products grows, the U.S. is increasingly seeking domestic sources of fuel. Much of the ethanol blending throughout the U.S. today is done for the purpose of extending the volume of fuel sold at the gas pump.

 E85, a gasoline alternative. Ethanol is the primary blend component in E85. The number of service stations that sell E85 has grown rapidly. As of February 2006, the U.S. Department of Energy stated that over 500 service stations in the U.S. sell E85. Vehicles must be specially equipped to use E85 fuel. According to the NEVC, approximately 6.0 million U.S. vehicles are FFVs. Although E85 represents a small percentage of the motor vehicle fuel used in the U.S., the experience in Brazil suggests that E85 could capture a much greater portion of the U.S. market in the future. According to BBC News, sales of FFVs in Brazil represented more than half of the new vehicles sold in Brazil in 2005. U.S. automakers receive incentives under federal fuel economy standards for producing FFVs. E85 is generally priced lower per gallon than gasoline because most FFVs experience some reduction in mileage when running on E85.

Demand for Ethanol

We believe the ethanol market will grow as a result of favorable economics; the replacement of MTBE; a shortage of domestic petroleum refining capacity; geopolitical concerns; and federally mandated renewable fuel usage. We also believe that E85 will become increasingly important over time as an alternative to unleaded gasoline.

 Favorable production economics relative to gasoline. Ethanol currently represents an economically attractive source of fuel. We believe that our cost of producing a gallon of ethanol will be significantly lower than the cost incurred by refiners to produce a gallon of gasoline. We believe this will enable ethanol to grow not only as a strategic blend component, but also as an alternative in the form of E85.

 Replacement of MTBE. Because of their blend characteristics, availability and cost, ethanol and MTBE were the two primary additives used to meet the Clean Air Act’s oxygenate requirements. Because MTBE could be produced and blended with gasoline at the refinery and transported through a pipeline, it was initially the preferred oxygenate ingredient used by the petroleum industry in most reformulated gasoline. Before 2003, ethanol was used primarily as a fuel extender and octane enhancer, predominantly in the Midwest. In recent years, as a result of health and environmental concerns, 25 states, representing more than half of the MTBE consumed in the U.S., including California, New York and Connecticut, have banned or significantly limited the use of MTBE. Product liability concerns regarding MTBE increased following passage of the Energy Policy Act, which did not contain limitations on product liability claims relating to MTBE use. As a result, refiners are now expediting the phase-out of MTBE nationwide, creating additional demand for ethanol outside of the Midwest. As MTBE is replaced, ethanol is positioned to be the most likely substitute for MTBE because of its favorable production economics, high octane rating and clean burning characteristics.

 Shortage of domestic petroleum refining capacity. According to the EIA, the number of operable U.S. petroleum refineries has decreased from 310 in 1982 to 149 in 2006. Also according to the EIA, while domestic refining capacity has decreased approximately 5% from 1980 to 2005, domestic demand has increased 21% over the same period. The EIA expects growth in refining capacity to average 1.3% per year until 2025, with demand for refined petroleum products growing at 1.5% per year over the same period. Because ethanol is blended with gasoline after the refining process, it directly increases domestic fuel capacity. We believe that domestic fuel refining shortages will result in greater demand for ethanol.

 Geopolitical concerns. The U.S. is increasingly dependent on foreign oil. According to the EIA, crude oil imports represented 65% of the U.S. crude oil supply in 2005 and are estimated to rise to 71% by 2025. Political unrest and attacks on oil infrastructure in the major oil producing nations, particularly in the Middle East, have periodically disrupted the flow of oil. Fears of terrorist attacks have added a “risk premium” to world oil prices. At the same time, developing nations such as China and India have increased their demand for oil. As a result, world oil prices topped $70 a barrel at times during 2005 and have averaged above $60 a barrel during 2006. As a domestic, renewable source of energy, ethanol reduces the U.S.’s dependence on foreign oil by increasing the availability of domestic fuel supplies. The RFA calculates that in 2004 alone, the use of ethanol reduced the U.S. trade deficit by $5.1 billion by eliminating the need to import 143.3 million barrels of oil.

 Renewable Fuels Standard. In August 2005, President Bush signed the Energy Policy Act establishing the RFS, which eliminated the mandated use of oxygenates and mandates annual use of 7.5 BGY of renewable fuels in the U.S. fuel supply by 2012. The RFS requires motor fuels sold in the U.S. to contain in the aggregate the following minimum volumes of renewable fuels in future years:

Year	(in billions of gallons)
2006	4.0
2007	4.7
2008	5.4
2009	6.1
2010	6.8
2011	7.4
2012	7.5

We expect this mandate will result in a significant increase in demand for ethanol, one form of renewable fuel. The rules for implementation of the RFS and the Energy Policy Act are still under development and some or all of the RFS may be waived. Although the RFS should provide for growing demand, we believe the actual use of ethanol and other renewable fuels will surpass the mandated requirements, especially in the early years of implementation of the RFS. Additional legislation that we believe affects the demand for ethanol, including the federal tax incentive program, is discussed below under “Legislation.”

Supply of Ethanol

Production in the ethanol industry remains fragmented. According to the RFA, while domestic ethanol production increased from 1.3 billion gallons in 1997 to 5.1 billion gallons through November, 2006, the top five producers accounted for approximately 34% of the industry’s total estimated production capacity as of November 2006. The remaining production generated by more than 50 smaller producers and farmer-owned cooperatives, most with production of 50 MMGY or less. Since a typical ethanol facility can be constructed in approximately 14-18 months from groundbreaking to operation, the industry is able to forecast capacity additions for up to 18 months in the future. As of November 27, 2006, the RFA estimates ethanol facilities with capacity of an aggregate of an additional 3.8 BGY were under construction.

Although the ethanol industry continues to explore production technologies employing various feedstocks, such as biomass, corn-based production technologies remain the most practical and provide the lowest operating risks. Consequently, most U.S. ethanol is produced from corn grown in Illinois, Iowa, Minnesota, Nebraska and South Dakota, where corn is abundant. In addition to corn, the production process employs natural gas or, in some cases, coal to power the facility and dry distillers grains. Proximity to sufficient low-cost corn and natural gas supply, therefore, provides a key competitive advantage for ethanol producers.

Ethanol is typically either produced by a dry-milling or wet-milling process. Although the two processes feature numerous technical differences, the primary operating trade-off of the wet-milling process is a higher co-product yield in exchange for a lower ethanol yield. Dry-milling ethanol production facilities constitute the substantial majority of new ethanol production facilities being constructed in the past five years because of the increased efficiencies and lower capital costs of dry-milling technology. Dry-mill ethanol facilities typically produce between five and 50 MMGY, with newer dry-mill facilities, like ours, producing over 100 MMGY and enjoying economies of scale in both construction and operating costs per gallon. The largest ethanol production facilities are wet-mill facilities that have capacities of 200 to 300 MMGY. According to the RFA, 79% of the ethanol production capacity is generated from dry-mill facilities, with only 21% from wet-mill facilities.

Over half of total U.S. ethanol production is consumed in the east- and west-coast markets, primarily as a result of the stricter air quality requirements in large parts of those markets. The primary means of transporting ethanol from the Midwest to the coasts is by rail transportation. As a result, adequate access to rail transportation is a key consideration for locating ethanol production facilities. Furthermore, a producer’s ability to form unit trains, consisting entirely of ethanol tank cars from one facility, allows for reduced transportation costs and faster delivery times. The movement of ethanol via pipeline is limited as a result of the tendency of ethanol to absorb water and other impurities found in the pipelines, logistical limitations of existing pipelines and limited volumes of ethanol that need to be transported. Barges and trucks are also used in the transportation of ethanol.

Ethanol Production Process and By-Products

The production of ethanol or ethyl alcohol from starch or sugar-based feedstocks is among man's earliest ventures into value-added processing. While the basic steps remain the same, the process has been considerably refined in recent years, leading to a very efficient process. As stated above, there are two production processes: wet milling and dry milling. The main difference between the two is in the initial treatment of the grain.

In the dry-mill process of converting corn into ethanol, each bushel of corn yields approximately 2.8 gallons of ethanol and approximately 18 pounds of distillers grains. This process is illustrated below.

CORN
CORN STORAGE
MILLING
First, corn kernels are ground into meal.
MASHING
At the mashing stage, a combination of heat and enzymes converts the starch in the corn into fermentable sugars.
FERMENTING
CO_2
The mash is cooled and mixed with yeast in giant fermenters, creating fermented mash.
DISTILLATION DEHYDRATION
The fermented mash is separated into alcohol and stillage. The alcohol is distilled and dehydrated to 200-proof, fuel-grade ethanol.
CENTRIFUGES
The remaining stillage is sent through a centrifuge.
EVAPORATORS
DRYERS
Then through the evaporater and dryer.
DRIED DISTILLERS GRAINS (DDGS)
Forming Dried Distillers Grains (DDGS) – a nutrient-rich addition to livestock feed.
MOLECULAR SIEVE
ETHANOL

 Dry Milling

In dry milling, the entire corn kernel or other starchy grain is first ground into flour, which is referred to in the industry as "meal" and processed without separating out the various component parts of the grain. The meal is slurried with water to form a "mash." Enzymes are added to the mash to convert the starch to dextrose, a simple sugar. Ammonia is added for pH control and as a nutrient to the yeast.

The mash is processed in a high-temperature cooker to reduce bacteria levels ahead of fermentation. The mash is cooled and transferred to fermenters where yeast is added and the conversion of sugar to ethanol and carbon dioxide (CO 2 ) begins.

The fermentation process generally takes about 40 to 50 hours. During this part of the process, the mash is agitated and kept cool to facilitate the activity of the yeast. After fermentation, the resulting "beer" is transferred to distillation columns where the ethanol is separated from the remaining "stillage." The ethanol is concentrated to 190 proof using conventional distillation and then is dehydrated to approximately 200 proof in a molecular sieve system.

The anhydrous ethanol is then blended with about 5% denaturant (such as natural gasoline) to render it undrinkable and thus not subject to beverage alcohol tax. It is then ready for shipment to gasoline terminals or retailers.

The stillage is sent through a centrifuge that separates the coarse grain from the solubles. The solubles are then concentrated to about 30% solids by evaporation, resulting in Condensed Distillers Solubles (CDS) or "syrup." The coarse grain and the syrup are then dried together to produce dried distillers grains with solubles (DDGS), a high quality, nutritious livestock feed. The CO 2 released during fermentation is captured and sold for use in carbonating soft drinks and beverages and the manufacture of dry ice.

 Wet Milling

In wet milling, the grain is soaked or "steeped" in water and dilute sulfurous acid for 24 to 48 hours. This steeping facilitates the separation of the grain into its many component parts.

After steeping, the corn slurry is processed through a series of grinders to separate the corn germ. The corn oil from the germ is either extracted on-site or sold to crushers who extract the corn oil. The remaining fiber, gluten and starch components are further segregated using centrifugal, screen and hydroclonic separators.

The steeping liquor is concentrated in an evaporator. This concentrated product, heavy steep water, is co-dried with the fiber component and is then sold as corn gluten feed to the livestock industry. Heavy steep water is also sold by itself as a feed ingredient and is used as a component in Ice Ban, an environmentally friendly alternative to salt for removing ice from roads.

The gluten component (protein) is filtered and dried to produce the corn gluten meal co-product. This product is highly sought after as a feed ingredient in poultry broiler operations.

The starch and any remaining water from the mash can then be processed in one of three ways: fermented into ethanol, dried and sold as dried or modified corn starch, or processed into corn syrup. The fermentation process for ethanol is very similar to the dry mill process described above.

 Dried Distillers Grain

Dried distillers grain is an important co-product of drymill ethanol production. As discussed above, the drymill ethanol production process uses only the starch portion of the corn, which is about 70% of the kernel. All the remaining nutrients - protein, fat, minerals, and vitamins - are concentrated into distillers grain, a valuable feed for livestock. A bushel of corn weighs 56 pounds and will produce at least 2.8 gallons of ethanol and 17 pounds of distillers grain.

Dried distillers grain with solubles (DDGS) is the form available to the cattle feed industry. The liquid that is separated from the mash during the distilling process is partially dehydrated into syrup, and then added back onto the distillers grain before drying to create DDGS.

DDGS is a high quality feedstock ration supplement for dairy cattle, beef cattle, and is suitable in varying amounts as a protein supplement for swine, poultry, and aquaculture. The feed is an economical partial replacement for corn, soybean meal, and dicalcium phosphate in livestock and poultry feeds. Historically, over 85% of DDGS has been fed to dairy and beef cattle, and DDGS continues to be an excellent, economical feed ingredient for use in ruminant diets.

Addition of soluble syrup to DDGS creates modified distillers grains with solubles, or MDGS. MDGS are similar to DDGS but with a 50% moisture content rather than a 12% moisture content for DDGS. DDGS have a prolonged shelf life and reduce transportation expense, while MDGS are cheaper to produce as they spend less time in the drying process. We intend to sell MDGS to local farmers, while DDGS are shipped longer distances by truck or rail. Most of our distillers grains sales will be in the DDGS form.

More than 8 million metric tons of DDGS will be produced in the year 2006. Some industry experts are predicting that distillers by-product production will reach 10 to 14 million metric tons within the next few years.

Overview of Raw Material Supply, Pricing and Hedging

We intend to seek to mitigate our exposure to commodity price fluctuations by purchasing forward a portion of our corn requirements on a fixed price basis and by purchasing corn and natural gas futures contracts. To mitigate ethanol price risk, we intend to sell a portion of our production forward under fixed price and indexed contracts. The indexed contracts are typically referenced to a futures contract such as unleaded gasoline on the NYMEX, and we may hedge a portion of the price risk associated with index contracts by selling exchange-traded unleaded gasoline contracts. We believe our proposed strategy of managing exposure to commodity price fluctuations will reduce somewhat the volatility of our results.

 Corn procurement and hedging strategy. We may employ the following corn procurement methods and related hedging strategies:

•	we may purchase corn through spot cash, fixed-price forward and delayed pricing contracts; and

•	we may utilize hedging positions in the corn futures market to manage the risk of excessive corn price fluctuations for a portion of our corn requirements.

For our spot purchases, we may post daily corn bids so that corn producers can sell to us on a spot basis. Our fixed-price forward contracts may specify the amount of corn, the price and the time period over which the corn is to be delivered. These forward contracts may be at fixed prices or prices based on CBOT prices. Our corn requirements can be contracted for up to a year in advance on fixed-price forward contracts. The parameters of these contracts will be based on the local supply and demand situation and the seasonality of the price. For delayed pricing contracts, producers will deliver corn to the plant, but the pricing for that corn and the related payment will occur at a later date.

We may buy futures positions on the CBOT to hedge a portion of our exposure to corn price risk. In addition, our proposed facilities will be designed to incorporate significant corn storage capacity. To help protect against potential supply disruptions, we anticipate that we will maintain inventories of corn at each of our facilities. This corn inventory may range generally from 10 to 30 days of supply, depending on the time of year, the current market price for corn and other factors.

 Natural gas procurement and hedging strategy. We will be subject to market risk with respect to our supply of natural gas that is consumed in the ethanol production process and has historically been subject to volatile market conditions. Natural gas prices and availability are affected by weather conditions and overall economic conditions. Accordingly, we may hedge a portion of our exposure to natural gas price risk from time to time by using fixed price or indexed exchange-traded futures contracts.

 Unleaded gasoline hedging strategy. Because we anticipate that some of our contracts to sell ethanol will be priced based on the price of unleaded gasoline, we may establish from time to time an unleaded gasoline hedge position using exchange-traded futures to reduce our exposure to unleaded gasoline price risk.

Marketing Arrangements

Ethanol Marketing

We anticipate that all of our ethanol production initially will be sold by third party marketers. These marketers have established relationships with many of the leading end-users of ethanol products such as major oil companies and refiners, as well as independent jobbers, storage companies and transportation companies. For typical ethanol producers that sell through marketers, ethanol sold to refiners or blenders is "pooled" into a cooperative system whereby the producers receive the average price of the ethanol sold for all producers in the marketing group, regardless of the actual price received if they had made a direct transaction with the blender. We do not currently know whether any of our marketers will pool our sales volume with other producers or will sell our output directly to the refiners and blenders.

In the future, we may determine that our business is large enough for us to market ethanol directly to customers, giving us the benefits of direct customer contact and control over contract negotiations. In connection with the marketing and selling of our own ethanol, we would need to establish our own marketing, distribution, transportation and storage infrastructure, which would involve obtaining sufficient numbers of railcars and storage depots near our customers and at other strategic locations to ensure efficient delivery of our ethanol. We also would need to hire or outsource a marketing and sales force and logistical and other operational personnel to properly staff our distribution activities. In addition, our management would need to devote a larger portion of their time to the management of sales, marketing and distribution activities.

Distillers grains marketing

We anticipate that all of our dried distillers grains initially will be sold through marketing agreements with third party marketers. In addition, we may employ on-site merchandisers to develop relationships with local farmers to obtain higher prices for our products. Our DDGS will be primarily marketed nationally to agricultural customers for use as animal feed. Our MDGS will be sold to local agricultural customers for use as animal feed. We anticipate that we will sell more DDGS due to limited markets for MDGS, which is not transported long distances due to high freight costs.

Competition

The U.S. ethanol market is highly competitive. According to the RFA, world ethanol production rose to 12 billion gallons in 2005. Non-U.S. ethanol accounted for 65% of world production. The U.S. and Brazil are the world’s largest producers of ethanol. As of June 2006, industry capacity in the U.S. approximated 4.6 BGY, with an additional 2.2 BGY of capacity under new construction or expansion of existing facilities. The ethanol industry in the U.S. consists of more than 90 production facilities and is primarily corn based, while the Brazilian ethanol production is primarily sugar cane based.

According the RFA, the top 12 U.S. producers currently account for 47% of the ethanol production capacity in the U.S. as follows:

Current capacity (as of November)	MMGY	Number of plants	Share of the market
Archer Daniels Midland	1,070	7	21%
VeraSun	230	2	4%
Hawkeye Renewables	220	2	4%
Aventine Renewable Energy	150	2	3%
Cargill	120	2	2%
Abengoa Bioenergy	110	3	2%
New Energy	102	2	2%
US Bio Platte Valley	100	1	2%
Global Ethanol / Midwest Grain Processors*	95	1	2%
MGP Ingredients	67	1	2%
Tate & Lyle (formerly AE Staley)	62	1	1%
Chief Ethanol	55	1	1%

*Farmer-owned

The industry is otherwise highly fragmented, with many small, independent firms and farmer-owned cooperatives constituting the rest of the market. If we follow our current plan, we will compete with our competitors primarily on a national basis.

We believe that our ability to compete successfully in the ethanol production industry depends on many factors, but we are principally relying on our strategy to be among the lowest-cost producers.

With respect to DDGS, we are likely to compete with other ethanol producers, as well as a number of large and smaller suppliers of competing animal feed. We believe that we will be able to successfully compete based on our product's price, proximity to purchasers and quality.

Legislation

 Energy Policy Act. The Energy Policy Act established minimum annual volumes of renewable fuel to be used by petroleum refiners in the fuel supply. The annual requirement grows to 7.5 BGY by 2012. Also, the Energy Policy Act did not provide liability protection to refiners who use MTBE as a fuel additive. Given the extent of the environmental concerns associated with MTBE, we believe that this will serve as a catalyst to hasten the replacement of a significant portion of the remaining MTBE volumes with ethanol in the near future. Finally, the Energy Policy Act removed the oxygenate requirements that were put in place by the Clean Air Act. The Energy Policy Act also included anti-backsliding provisions, however, that require refiners to maintain emissions quality standards in the fuels that they produce, thus providing a source for continued need for ethanol.

There is the potential that some or all of the RFS may be waived. Under the Energy Policy Act, the U.S. Department of Energy, in consultation with the Secretary of Agriculture and the Secretary of Energy, may waive the renewable fuels mandate with respect to one or more states if the Administrator of the U.S. EPA determines that implementing the requirements would severely harm the economy or the environment of a state, a region or the U.S., or that there is inadequate supply to meet the requirement.

 The federal blenders’ credit. First implemented in 1979, the federal excise tax incentive program allows gasoline distributors who blend ethanol with gasoline to receive a federal excise tax rate reduction of $0.51 per gallon of ethanol. The incentive program is scheduled to expire in 2010 (unless extended).

 The federal Clean Air Act. The use of ethanol as an oxygenate is driven, in part, by environmental regulations. The federal Clean Air Act requires the use of oxygenated gasoline during winter months in areas with unhealthy levels of carbon monoxide.

 State legislation banning or significantly limiting the use of MTBE. In recent years, due to environmental concerns, 25 states have banned, or significantly limited, the use of MTBE, including California, Connecticut and New York. Ethanol has served as a replacement for much of the discontinued MTBE volumes and is expected to continue to replace future MTBE volumes that are removed from the fuel supply.

 Federal tariff on imported ethanol. In 1980, Congress imposed a tariff on foreign produced ethanol, made from cheaper sugar cane, to encourage the development of a domestic, corn-derived ethanol supply. This tariff was designed to prevent the federal tax incentive from benefiting non-U.S. producers of ethanol. The tariff is $0.54 per gallon and is scheduled to expire in 2007 (unless extended).

Ethanol imports from 24 countries in Central America and the Caribbean Islands are exempted from the tariff under the Caribbean Basin Initiative, which provides that specified nations may export an aggregate of 7.0% of U.S. ethanol production per year into the U.S., with additional exemptions from ethanol produced from feedstock in the Caribbean region over the 7.0% limit. As a result of new plants under development, we believe imports from the Caribbean region will continue, subject to the limited nature of the exemption.

NAFTA also allows Canada and Mexico to export ethanol to the United States duty-free or at a reduced rate. Canada is exempt from duty under the current NAFTA guidelines, while Mexico’s duty rate is $0.10 per gallon. In addition, there is a flat 2.5% ad valorem tariff on all imported ethanol.

 Federal farm legislation. The U.S. Department of Agriculture’s, or the USDA’s, Commodity Credit Corporation Bioenergy Program pays cash to companies that increase their purchases of specified commodities, including corn, to expand production of ethanol, biodiesel or other biofuels. Payments are typically $0.20 to $0.30 per gallon of increased capacity and amounts must be refunded if decreases in production levels occur. This program is scheduled to expire on June 30, 2006 (unless extended).

 State incentives. In addition to USDA incentive payments, we also receive an incentive payment from the State of South Dakota to produce ethanol, based on gallons of ethanol produced.

The federal blenders’ credits and tariffs, as well as other federal and state programs benefiting ethanol, generally are subject to U.S. government obligations under international trade agreements, including those under the World Trade Organization Agreement on Subsidies and Countervailing Measures. Consequently, they might be the subject of challenges thereunder, in whole or in part.

Environmental Matters

We will be subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of our employees. These laws, regulations and permits also can require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damage, criminal sanctions, permit revocations and/or facility shutdowns. We do not anticipate a material adverse effect on our business or financial condition as a result of our efforts to comply with these requirements. We also do not expect to incur material capital expenditures for environmental controls in this or the succeeding fiscal year.

There is a risk of liability for the investigation and cleanup of environmental contamination at each of the properties that we may own or operate and at off-site locations where we may arrange for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, we may be responsible under CERCLA or other environmental laws for all or part of the costs of investigation and/or remediation and for damage to natural resources. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from these properties. Some of these matters may require us to expend significant amounts for investigation and/or cleanup or other costs.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our ongoing operations. Present and future environmental laws and regulations (and related interpretations) applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial capital and other expenditures. Our air emissions will be subject to the federal Clean Air Act, the federal Clean Air Act Amendments of 1990 and similar state and local laws and associated regulations. The U.S. EPA has promulgated National Emissions Standards for Hazardous Air Pollutants, or NESHAP, under the federal Clean Air Act that could apply to facilities that we own or operate if the emissions of hazardous air pollutants exceed certain thresholds. If a facility we operate is authorized to emit hazardous air pollutants above the threshold level, then we are required to comply with the NESHAP related to our manufacturing process and would be required to come into compliance with another NESHAP applicable to boilers and process heaters by September 13, 2007. New or expanded facilities would be required to comply with both standards upon startup if they exceed the hazardous air pollutant threshold. In addition to costs for achieving and maintaining compliance with these laws, more stringent standards may also limit our operating flexibility. Because other domestic ethanol manufacturers will have similar restrictions, however, we believe that compliance with more stringent air emission control or other environmental laws and regulations is not likely to materially affect our competitive position.

The hazards and risks associated with producing and transporting our products, such as fires, natural disasters, explosions, abnormal pressures, blowouts and pipeline ruptures also may result in personal injury claims or damage to property and third parties. As protection against operating hazards, we intend to maintain insurance coverage against some, but not all, potential losses. Our coverage will include physical damage to assets, employer’s liability, comprehensive general liability, automobile liability and workers’ compensation. We believe that our proposed insurance will be adequate and customary for our industry, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

Employees

As of December 15, 2006, we had 6 full time employees who are responsible for companywide management, marketing, project management, logistics and administration. All of these employees are located in the U.S. None of our employees is covered by a collective bargaining agreement. We have had no labor-related work stoppages and believes that we have positive relations with our employees.

Legal Proceedings

As of the date of this prospectus, we are not a party to any material pending or threatened legal proceedings.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Set forth below is certain information regarding our directors, executive officers and key personnel.

Name	Age	Position
Mark A. Beemer	43	President, Chief Executive Officer and Director
Lee L. Blank	42	Executive Vice President; Chief Operating Officer and Director
John J. Holland	56	Executive Vice President and Chief Financial Officer
John A. Ward	54	Executive Vice President, Director of Operations
W. Gordon Snyder	[__]	Director

Our directors and officers hold office until the earlier of their death, resignation, or removal or until their successors have been qualified.

Mark A. Beemer, President, Chief Executive Officer and Director. Mr. Beemer joined the Company in 2006. Mr. Beemer has 18 years experience in the grain and feed processing industry. He started his career in commodity trading with Louis Dreyfus Corporation, in Wilton, Connecticut. In 1993, Mr. Beemer joined ADM as manager of corn trading for 14 western facilities through a joint venture with Louis Dreyfus Corporation. During his 12 years with ADM, Mr. Beemer also served Assistant Vice President of Corporate Transportation, where he was involved in negotiating rail contracts. In 2001, Mr. Beemer became Vice President of Strategic Planning, Transportation, Origination, and Operations for the bankrupt Farmland Industries joint venture with ADM where he was responsible for eliminating Farmland's unprofitable food corn business, and merging ADM's shuttle train facility with Farmland Industries' to create a large corn trading deck. Mr. Beemer was also responsible for developing and implementing all trading strategies for ADM's Hard Red Wheat trading on the delivery market contracts on the Kansas City Board of Trade. In 2005, Mr. Beemer joined Penford Products Company located in Cedar Rapids, Iowa, where he served as Vice President of Commodities and assumed responsibility for trading corn futures, corn basis, natural gas, and other by-products of corn wet mills and oversaw all risk management utilizing futures, options, and cash contracts.

Lee L. Blank, Executive Vice President; Chief Operating Officer and Director . Mr. Blank joined the Company in 2006. Mr. Blank brings 19 years of management experience with ADM to Alternative Energy. Early in his career with ADM, Mr. Blank served as manager for soybean crushing plants located in three states and was responsible for soybean procurement, by-product trading, risk management, collaborating with operations and commercial desks and overseeing sales of $150,000,000. Mr. Blank also served as Director of Rates for ADM Corporate Transportation where he negotiated more than $700,000,000 in total freight rates with major railroads. In addition, Mr. Blank served as Western Sales Manager of Bio-Products Division where he had approximately $50,000,000 in annual sales. Most recently, Mr. Blank was the Sales Manager and Director of Exports for ADM Milling where he had $90,000,000 domestic sales and $80,000,000 export sales under management.

John A. Ward, Executive Vice President and Director of Operations . Dr. Ward joined the Company in September, 2006. Dr. Ward has over 29 years of engineering and managerial experience in food and fine chemicals processing, most recently as ADM’s Vice President and Director of Group Operations for Corn Products and Bio-Products, a position he held since 2001. Dr. Ward began his career with Pfizer Chemical Corporation in 1977, eventually becoming the Director of Production - Chemicals in 1990. In 1991 he left Pfizer following an acquisition, and joined ADM as the Director of Production for a Citric Acid facility. In March, 1999, Dr. Ward became the General Manager of Citric Acid Operations with ADM, responsible for ADM’s citric acid plants in Ireland and the United States. In 2000, he became the Vice President of Fermentation Products Manufacturing, overseeing ADM’s bio-products complex in the United States in addition to the citric acid plants in the United States and Ireland, before being named the Vice President and Director of Group Operations for Corn Products and Bio-Products in 2001, a position he held until he joined the Company’s management team. Dr. Ward holds a Bachelor of Science degree with honors in Chemical Engineering and a Ph.D. in Industrial Chemistry from Queens University in Belfast, Northern Ireland.

John J. Holland, Executive Vice President and Chief Financial Officer. Mr. Holland joined us as Executive Vice-President and Chief Financial Officer on August 16, 2006. Previously, Mr. Holland was employed by Butler Manufacturing Company from 1980 until his retirement in 2004, most recently as Chairman of the Board and Chief Executive Officer. Mr. Holland led the strategic evaluation process that culminated in the sale of Butler Manufacturing Company for $223 million to BlueScope Steel, Australia's largest steel company. Before joining Butler Manufacturing Company, Mr. Holland was employed with Arthur Andersen LLP as a senior accountant and with Saint Luke's Hospital System as Controller. Mr. Holland currently serves as a director for Cooper Tire and Rubber Co., Inc., SCS Transportation, Inc., and Saint Luke's Health System of Kansas City. In addition, Mr. Holland serves as a consultant with Greentree Ventures, a venture capital firm located in Olathe, Kansas. Mr. Holland holds B.S. and M.B.A. degrees from the University of Kansas.

W. Gordon Snyder, Director. Mr. Snyder was elected to our board of directors on November 15, 2006. Mr. Snyder has more than 35 years of financial services, strategic planning, marketing and product management experience, most notably with American Century Investments (ACI), an investment management firm. He joined ACI in 1986 and served as the head of their sales, marketing and services until he took early retirement in 2003. He led and managed change through several “doubles” of ACI’s business, from $4 billion in assets under management to $120 billion and from 150 employees to more than 3,500 at ACI’s peak. Before joining ACI, he worked at IBM Corp. from 1973 to 1986, reaching the position of branch manager. Currently Snyder is president of Black Diamond Strategies, located in Leawood, Kansas. Since founding this executive consulting company in 2003, he has been an active investor in, adviser to and/or board member of numerous “early stage” companies in industries including financial services, technology, alternative energy, food and beverage, telecom and media. He has also co-founded several startups. Snyder holds a bachelor’s degree in mathematics from Duke University, Durham, N.C., and a master’s in computer science from Johns Hopkins University, Baltimore, Md. He also served in the United States Army, reaching the rank of captain.

There are no family relationships among our directors and executive officers.

Board Committees

Our board of directors intends to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one director will qualify as an "audit committee financial expert." Additionally, our board of directors is expected to appoint an audit committee, nominating committee and compensation committee, and to adopt charters relative to each such committee. Until further determination by the board, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee. We do not currently have an "audit committee financial expert" since we currently do not have an audit committee in place.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of November 27, 2006. The table sets forth the beneficial ownership of (i) each person who, to our knowledge, beneficially owns more than 5% of the outstanding shares of common stock; (ii) each of the directors and executive officers of the Company; and (iii) all of our executive officers and directors as a group . The address of each executive officer and director is c/o Alternative Energy Sources, Inc., 310 West 20th Street, 2 nd Floor, Kansas City, Missouri 64108-2005.

Name of Beneficial Owner	Number	Percentage(1)
Mark A. Beemer (2)	8,165,000	20.04%
Lee L. Blank (3)	5,130,000	12.66%
John J. Holland	0	—
John A. Ward	0	—
W. Gordon Snyder	0	—

Executive Officers and Directors as Group	13,295,000	32.62%

(1)   Beneficial ownership percentages are calculated based on 40,500,000 shares of common stock issued and outstanding as of December 15, 2006. Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. The number of shares beneficially owned by a person includes shares of common stock underlying options or warrants held by that person that are currently exercisable or exercisable within 60 days of November 27, 2006. The shares issuable pursuant to the exercise of those options or warrants are deemed outstanding for computing the percentage ownership of the person holding those options and warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite that person’s name, subject to community property laws, where applicable, unless otherwise noted in the applicable footnote.

(2)   Includes warrants to purchase 250,000 shares of common stock for a period of five years at an exercise price of $2.00 per share.

(3)   Includes warrants to purchase 10,000 shares of common stock for a period of five years at an exercise price of $2.00 per share.

EXECUTIVE COMPENSATION

Stephen Jackson was the only officer and director of the Company during fiscal year 2005, and did not accrue and did not receive any compensation for his services.  Our current executive officers did not receive a salary during fiscal year 2005, as Beemer Energy, Inc. began operations on May 10, 2006.

Compensation of Directors

There are currently no compensation arrangements in place for the members of the board of directors, except for our 2006 Equity Incentive Plan, in which all of our directors are eligible to participate. We expect to establish these arrangements as new members are appointed to the board of directors.

Employment Contracts and Termination of Employment and Change in Control Agreements

We have entered into executive employment agreements with Mark Beemer, our President and Chief Executive Officer, Lee Blank, our Chief Operating Officer, John Ward, our Executive Vice President and Director of Operations, and John Holland, our Executive Vice President and Chief Financial Officer.

Mark Beemer - President and Chief Executive Officer

On June 19, 2006, we entered into an executive employment agreement with Mr. Beemer which provides for an annual base salary of $190,000, with an opportunity to increase the base salary up to $240,000 upon the occurrence of certain events, and an annual bonus subject to our achieving our target performance levels, as approved by the compensation committee of our board of directors (or the full board of directors until our board establishes a compensation committee).

Under the agreement, Mr. Beemer is also entitled to receive a grant of an option under our 2006 Equity Incentive Plan, to purchase 300,000 shares of common stock, 33.3% of which option shall vest and become exercisable on the first anniversary of the grant, an additional 33.3% of the option shall vest and become exercisable on the second anniversary of the grant, and the remaining 33.4% of the option shall vest and become exercisable on the third anniversary of the grant of the option. Under the agreement, Mr. Beemer will be subject to customary non-competition and employee non-solicitation restrictions while he is employed by us and for one year thereafter. Mr. Beemer and his dependents will be entitled to participate in our benefit plans at our expense. Subject to certain notice requirements, either Mr. Beemer or we will be entitled to terminate the employment agreement at any time. If we terminate the employment agreement without cause or if Mr. Beemer terminates the employment agreement for good reason, then Mr. Beemer is entitled to receive his base salary and guaranteed bonus during the then-remaining term of the employment agreement plus a one-time severance payment equal to his then-current annual base salary, as well as continuation, at our expense, of Mr. Beemer’s participation in our benefit programs.

“Good reason,” under Mr. Beemer’s employment agreement, includes an adverse change in Mr. Beemer’s position, title, duties or responsibilities, or any failure to re-elect him to such position (except for termination for cause). Mr. Beemer’s employment agreement includes standard indemnity, insurance, non-competition and confidentiality provisions.

Lee Blank - Chief Operating Officer

On June 19, 2006, we entered into an executive employment agreement with Mr. Blank which provides for an annual base salary of $160,000, with an opportunity to increase the base salary up to $210,000 upon the occurrence of certain events, and an annual bonus subject to our achievement of our target performance levels as approved by the compensation committee of our board of directors (or the full board of directors until our board establishes a compensation committee). Mr. Blank is also entitled to receive an option grant of 200,000 shares from our 2006 Equity Incentive Plan, 33.3% of which option shall be exercisable on the first anniversary of the grant, an additional 33.3% of the option shall be vested and become exercisable on the second anniversary of the grant, and the remaining 33.4% of the option shall be vested and become exercisable on the third anniversary of the grant of the option. Subsequent grants of stock options will vest and be exercisable pursuant to the terms and conditions of the 2006 Equity Incentive Plan.

Under the agreement, Mr. Blank will be subject to traditional non-competition and employee non-solicitation restrictions while he is employed by us and for one year thereafter. Mr. Blank and his dependents will be entitled to participate in our benefit plans at our expense. Subject to certain notice requirements, either Mr. Blank or we will be entitled to terminate the employment agreement at any time. If we terminate the employment agreement without cause or if Mr. Blank terminates the employment agreement for good reason, then Mr. Blank is entitled to receive his base salary and guaranteed bonus during the then-remaining term of the agreement plus a one time severance payment equal to his then-current annual base salary, as well as continuation, at our expense, of Mr. Blank’s participation in the benefit programs described above.

Mr. Blank’s employment agreement has an unspecified term of service subject to termination for cause and without cause, and provides for severance payments to Mr. Blank, in the event he is terminated without cause or he terminates the agreement for good reason, in the amount of two times total compensation for the prior year. “Good reason” includes an adverse change in the executive’s position, title, duties or responsibilities, or any failure to re-elect him to such position (except for termination for cause). Mr. Blank’s employment agreement includes standard indemnity, insurance, non-competition and confidentiality provisions.

John A. Ward - Executive Vice President and Director of Operations

Dr. Ward executed an employment agreement with us on September 20, 2006, the date Dr. Ward was hired as our Executive Vice President and Director of Operations. Dr. Ward’s employment agreement is for a four year term, providing for an annual base salary of $180,000, with an opportunity to increase the base salary up to $260,000 upon the occurrence of certain events, and an annual bonus subject to our achieving our target performance levels as approved by the compensation committee of our board of directors (or the full board of directors until our board establishes a compensation committee). Dr. Ward is also entitled to receive an option grant of 400,000 shares from our 2006 Stock Option Plan, 25% of which shall be exercisable on the first anniversary of the grant, 25% of the option shall be vested and become exercisable on the second anniversary of the grant, 25% of the option shall be vested and become exercisable on the third anniversary of the grant, and the remaining 25% of the option shall be vested and become exercisable on the fourth anniversary of the grant of the option.

Under the agreement, Dr. Ward will be subject to traditional non-competition and employee non-solicitation restrictions while he is employed by us and for one year thereafter. Dr. Ward and his dependents will be entitled to participate in our benefit plans at our expense. Subject to certain notice requirements, Dr. Ward will be entitled to terminate the employment agreement at any time. If Dr. Ward terminates the employment agreement for good reason, then Dr. Ward is entitled to receive his base salary and guaranteed bonus during the then-remaining term of the agreement plus a one time severance payment equal to his then-current annual base salary, as well as continuation at our expense of Dr. Ward participation in the benefit programs described above.

John J. Holland - Executive Vice President and Chief Financial Officer

John J. Holland executed an employment agreement with us upon the commencement of his employment on August 16, 2006. Mr. Holland's employment agreement is for a four year term, providing for an annual base salary of $180,000, with an opportunity to increase the base salary up to $260,000 upon the occurrence of certain events, and an annual bonus subject to our achieving our target performance levels as approved by the compensation committee of our board of directors (or the full board of directors until our board establishes a compensation committee). Mr. Holland is also entitled to receive an option grant of 400,000 shares from our 2006 Stock Option Plan, 25% of which shall be exercisable on the first anniversary of the grant, 25% of the option shall be vested and become exercisable on the second anniversary of the grant, 25% of the option shall be vested and become exercisable on the third anniversary of the grant, and the remaining 25% of the option shall be vested and become exercisable on the fourth anniversary of the grant of the option.

Under the agreement, Mr. Holland will be subject to traditional non-competition and employee non-solicitation restrictions while he is employed by us and for one year thereafter. Mr. Holland and his dependents will be entitled to participate in our benefit plans at our expense. Subject to certain notice requirements, either Mr. Holland or we will be entitled to terminate the employment agreement at any time. If we terminate the employment agreement without cause or if Mr. Holland terminates the employment agreement for good reason, then Mr. Holland is entitled to receive his base salary and guaranteed bonus during the then-remaining term of the agreement plus a one time severance payment equal to his then-current annual base salary, as well as continuation at our expense of Mr. Holland participation in the benefit programs described above.

2006 Equity Incentive Plan

On June 9, 2006 our board of directors adopted our 2006 Equity Incentive Plan (the “2006 Plan”). Also on June 9, 2006, the 2006 Plan was approved by our stockholders holding a majority of the outstanding shares of our common stock on that date.

The 2006 Plan is intended to promote our interests by attracting and retaining exceptional employees, consultants, and directors, and enabling participants in the 2006 Plan to participate in our long-term growth and financial success. Under the 2006 Plan, we may grant (i) stock options, which are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended, (ii) non-qualified stock options, (iii) reload stock options, (iv) stock appreciation rights, and (v) restricted stock awards, which are restricted shares of common stock. Incentive stock options may be granted pursuant to the 2006 Plan for no more than 10 years from June 9, 2006. Non-qualified stock options, stock appreciation rights and restricted stock awards may be granted under to the 2006 Plan until the 2006 Plan is discontinued or terminated by our board of directors. Reload stock options may be awarded for an identical period of time as the underlying option connected to such reload stock options.

Our board of directors reserved a total of 4,000,000 shares of our common stock for issuance under the 2006 Plan. If an award granted under the 2006 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an award, the shares subject to such award and the surrendered shares will become available for further awards under the 2006 Plan.

The number of shares subject to the 2006 Plan, the number of shares subject to any numerical limit in the 2006 Plan, and the number of shares and terms of any award, may be adjusted in the event of any change in our outstanding common stock by reason of any stock dividend, spin-off, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares, or similar transaction.

The following is a description of the material provisions of the 2006 Plan.

Administration

The compensation committee of the board of directors (or such other committee as is designated by the board of directors, or in the absence of any such committee, the full board of directors), will administer the 2006 Plan. Subject to the terms of the 2006 Plan, the compensation committee will have complete authority and discretion to determine the terms of awards under the 2006 Plan.

Stock Options

The 2006 Plan authorizes the grant of incentive stock options and non-qualified stock options. Options granted under the 2006 Plan entitle the grantee, upon exercise, to purchase a specified number of shares of common stock from us at a specified exercise price per share. The administrator of the 2006 Plan will determine the period during which an option may be exercised, as well as any option vesting schedule, except that no option may be exercised more than 10 years after the date of grant. The exercise price for shares of common stock covered by an option cannot be less than the fair market value of the common stock on the date of grant. Under the 2006 Plan, a participant may not surrender an option for the grant of a new option with a lower exercise price, or for another award.

The aggregate fair market value, determined on the date of grant, of shares for which incentive stock options granted under the 2006 Plan become exercisable by a participant during any calendar year shall not exceed $100,000, and any amount in excess of $100,000 shall be treated as non-qualified stock options. No participant may be granted incentive stock options for greater than 200,000 shares of common stock in any calendar year. If an incentive stock option is granted to any participant who owns more than 10% of our total combined outstanding voting securities, the option price of such incentive stock option shall be at least 110% of the fair market value of the common stock on the date of grant, and such incentive stock option shall not be exercisable more than five years after the date of grant.

 Reload Stock Options

Any options may be granted with a reload feature, which reload feature shall only apply where the exercise price of the option is paid by delivery of common stock. Reload options shall provide that the holder of the option will receive, contemporaneously with the payment of the exercise price in shares of common stock, a reload stock option to purchase that number of shares of common stock as were delivered to pay the exercise price of the option, and, with respect to non-qualified stock options, the number of shares of common stock used to satisfy any applicable withholding taxes.

 Stock Appreciation Rights

Concurrently with the award of any option, the administrator of the 2006 Plan may award to the option holder a related stock appreciation right, which permits the option holder to be paid the appreciation on the related option in lieu of exercising the option. All stock appreciation right s with respect to incentive stock options must be granted together with the related option. Any stock appreciation right s with respect to non-qualified stock options may be granted together or separately from the related option. Stock appreciation rights may be exercised only for such period of time as the underlying options are exercisable, in no event more than 10 years from the date of grant. If any stock appreciation right is exercised by the holder of the stock appreciation right, the underlying option shall be cancelled, and the shares of common stock underlying such option shall no longer be available for awards under the 2006 Plan.

Restricted Stock Awards

The 2006 Plan also authorizes the grant of restricted stock awards on terms and conditions established by our board of directors, which may include performance conditions. The terms and conditions will include the designation of a restriction period during which the shares are not transferable and are subject to forfeiture.

Change in Control

The administrator of the 2006 Plan may make provisions in awards with respect to a change in control. Under the 2006 Plan, in the event of a change of control and absent any terms to the contrary in an award, the administrator of the 2006 Plan may take such actions to provide for one or more of: (a) accelerating the vesting of any or all awards; (b) assuming or substituting any or all outstanding awards; and (c) cashing out any or all outstanding awards immediately before the change in control.

Duration, Amendment and Termination

The administrator of the 2006 Plan may suspend or terminate the 2006 Plan without stockholder approval or ratification at any time or from time to time. Unless sooner terminated, the 2006 Plan will terminate on the 10 th anniversary of its effective date. The administrator may also amend the 2006 Plan at any time. No change may be made that increases the total number of shares of common stock reserved for issuance pursuant to awards or reduces the minimum exercise price for options or exchange of options for other awards, unless such change is authorized by our stockholders. A termination or amendment of the 2006 Plan will not, without the consent of the participant, adversely affect a participant’s rights under a previously granted award.

Restrictions on Transfer

Except as otherwise permitted by the administrator of the 2006 Plan and provided in the award, awards under the 2006 Plan may not be transferred or exercised by another person except by will or by the laws of descent and distribution.

Tax Withholding Information

Each participant in the 2006 Plan shall agree, as a condition of receiving an award payable in the form of common stock, to pay to us, or make arrangements satisfactory to us regarding the payment to us of, the aggregate minimum amount of federal, state, local, and foreign income, payroll, and other taxes that we are required to withhold in connection with the grant, vesting, or exercise of any award. Under procedures established by the administrator of the 2006 Plan, a recipient of an award under the 2006 Plan may elect to satisfy the applicable withholding taxes by (i) making a cash payment or authorizing additional withholding from cash compensation, (ii) delivering shares of common stock for which the shareholder has good title, free and clear of all liens and encumbrances, and which the shareholder either has held for at least 6 months or has purchased on the open market (valued at the fair market value of the common stock as of such date, as determined by the board of directors), or (iii) if the applicable stock option agreement or restricted stock agreement permits, having us retain that number of shares of common stock (valued at fair market value of common stock as of such date, as determined by the board of directors) that would satisfy all or a specified portion of any applicable withholding taxes.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last two years, there have been no transactions, or proposed transactions, to which we are or were a party, in which any of our directors or executive officers, any nominee for election as a director, any persons who beneficially owned, directly or indirectly, shares totaling more than five percent of the issued and outstanding common stock or any relatives of any of the foregoing had or is to have a direct or indirect material interest.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

In connection with the sale of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, such broker-dealers or agents and any profit realized on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. None of the selling stockholders who are affiliates of broker-dealers, other than the initial purchasers in private transactions, purchased the shares of common stock outside of the ordinary course of business or, at the time of the purchase of the common stock, had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. Except as provided for indemnification of the selling stockholders, we are not obligated to pay any of the expenses of any attorney or other advisor engaged by a selling stockholder. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, we will file a post effective to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock and activities of the selling stockholders, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in passive market-making activities with respect to the shares of common stock. Passive market making involves transactions in which a market maker acts as both our underwriter and as a purchaser of our common stock in the secondary market. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES

Authorized Capital Stock

Our Certificate of Incorporation authorizes the issuance of 75,000,000 shares of common stock, par value $0.0001 per share.

Capital Stock Issued and Outstanding

As of December 15, 2006, there were issued and outstanding 40,500,000 shares of common stock , including: (i) 12,900,000 shares issued to the stockholders of Beemer Energy, Inc. before the merger, (ii) 15,000,000   shares issued to our stockholders before the merger, (iii) 12,000,000 shares issued in our private offering in June, 2006, and (iv) 600,000 shares issued as a finder fee to our placement agent in the June, 2006 private offering. In addition, there were outstanding warrants to acquire 12,000,000 shares of common stock issued to investors in our June, 2006 private offering. These warrants are exercisable at any time following June 19, 2006. Further, 4,000,000 shares of common stock have been reserved for issuance under our 2006 Equity Incentive Plan.

The following description of our capital stock is derived from various provisions of our Certificate of Incorporation and By-laws as well as provisions of applicable law.

Description of Common Stock

Our Certificate of Incorporation authorizes the issuance of 75,000,000 shares of common stock , $0.0001 par value per share. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50 percent of the shares voted for the election of directors can elect all of the directors. The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefore. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The holders of common stock do not have preemptive rights. In the future, preemptive rights may be granted by way of amendment of our articles of incorporation, which would require a vote by the board of directors and shareholders on such matter.

Description of Warrants

As of December 15, 2006 there were warrants issued and outstanding representing the right to purchase 12,000,000 shares of common stock . The outstanding warrants were issued to the investors in connection with the Offering. The warrants are exercisable at a price of $2.00 per share for a period of five years. The shares of common stock underlying the outstanding warrants are being registered under the registration statement of which this prospectus is a part.

Description of Options

As of December 15, 2006, there were options outstanding to purchase 1,604,000 shares of common stock . Under the terms of our 2006 Equity Incentive Plan, we may issue incentive awards that may include the issuance of up to 4,000,000 shares of common stock .

Indemnification; Limitation of Liability

Our Certificate of Incorporation contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability to stockholders for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, including the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Our certificate of incorporation also contains provisions obligating us to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware.

As permitted by Delaware law, we have eliminated the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to exceptions. In addition, our bylaws provide that we are required to indemnify our officers and directors, employees and agents under circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we will be required to advance expenses to our officers and directors as incurred in proceedings against them for which they may be indemnified. The bylaws provide, among other things, that we will indemnify officers and directors, employees and agents against liabilities that may arise by reason of their status or service as directors, officers, or employees, other than liabilities arising from willful misconduct, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Section 203 of the Delaware General Corporation Law

We are not currently subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions specified therein, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder," including general mergers or consolidations or acquisitions of additional shares of the corporation, for a three-year period following the time that such stockholder became an interested stockholder.

Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

•
any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

The statute is intended to prohibit or delay mergers or other takeover or change in control attempts. Although we are currently exempt from the statute's provisions, we could become subject to Section 203 in the future.

Transfer Agent

The transfer agent for our common stock is Signature Stock Transfer, Inc. The transfer agent's address is One Preston Park, 2301 Ohio Drive - Suite 100, Plano, Texas 75093 and its telephone number is 972-612-4120.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon by Gottbetter & Partners, LLP, New York, New York. The partners of Gottbetter & Partners, LLP own 551,563   shares of our common stock through Jackson Steinem, Inc., none of which are included for sale in this prospectus. Additionally, attorneys associated with Gottbetter & Partners, LLP own 63,500 shares of our common stock and warrants to acquire 63,500 shares of our common stock purchased in the private offering of our securities in June, 2006. All of these shares of common stock are included for sale in this prospectus.

EXPERTS

Bagell, Josephs, Levine & Company, LLC , an independent registered public accounting firm, has audited our financial statements for the period May 10, 2006 (the date of our inception) through June 18, 2006, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports, quarterly reports, current reports, proxy statements and other information with the SEC. You may read or obtain a copy of these reports at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room and their copy charges by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports, proxy information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act to register the shares offered by this prospectus. The term “registration statement” means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement or any amendment. This prospectus is part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. For further information with respect to us and the shares we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, although all material provisions of the respective contract, agreement or other document are disclosed in this prospectus, and you should refer to the copy of that contract or other documents filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the SEC’s public reference facilities and Internet site referred to above.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On June 19, 2006, the Company, Beemer Acquisition Corp., a wholly owned subsidiary of the Company, and Beemer Energy, Inc. entered into a Merger Agreement and Plan of Reorganization and consummated the merger of Beemer Acquisition Corp. with and into Beemer Energy, Inc. The merger resulted in Beemer Energy, Inc. becoming our wholly owned subsidiary. Following the merger, our management and business operations became substantially the management and business operations of Beemer Energy, Inc. before the merger.

Before the merger, our independent registered public accounting firm was Stark Winter Schenkein & Co. Because the merger was treated as a reverse acquisition for accounting purposes, future historical financial reports filed by us will be those of Beemer Energy, Inc., the accounting acquiror. Accordingly, our board of directors changed our independent registered public accounting firm from Stark Winter Schenkein & Co. to Bagell, Josephs, Levine & Company, LLC. Stark Winter Schenkein & Co. was dismissed as our independent registered public accounting firm on August 10, 2006, and Bagell, Josephs, Levine & Company, LLC was engaged as our independent registered public accounting firm on the same date.

The reports of Stark Winter Schenkein & Co. on our financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, but did include an explanatory paragraph relating to our ability to continue as a “going concern.”

In connection with the audit of our financial statements for the past two fiscal years ended December 31, 2005 and 2004, and through the date of the dismissal, there were no disagreements with Stark Winter Schenkein & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Stark Winter Schenkein & Co., would have caused Stark Winter Schenkein & Co. to make reference to the matter in its reports.

During the most recent fiscal year and through the date of the dismissal of Stark Winter Schenkein & Co., no information is required to be reported under Item 304(a)(1)(iv)(B) or Regulation S-B. This change in accountants was disclosed in our Current Report on Form 8-K, filed with the SEC on August 15, 2006.

ALTERNATIVE ENERGY SOURCES, INC.

ALTERNATIVE ENERGY SOURCES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

ALTERNATIVE ENERGY SOURCES INC AND SUBSIDIARY
( A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2006
(UNAUDITED)

ASSETS
Current Assets
Cash and cash equivalents	$325,101
Investments	8,422,273
Prepaid expenses	1,185,783

Total Current Assets	9,933,157

Property and equipment, net	31,203

Other assets	204,800

TOTAL ASSETS	$10,169,160

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$161,134
Accrued liabilities	5,400
TOTAL LIABILITIES	$166,534

Commitments and Contingencies	-

Stockholders’ Equity

Common stock, $.0001 par value, 75,000,000
shares authorized 40,500,009 shares issued
and outstanding	4,050

Additional paid-in capital	11,118,352

Accumulated other comprehensive income	15,301

Accumulated deficit	(1,135,077)

TOTAL STOCKHOLDERS’ EQUITY	10,002,626

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$10,169,160

See accompanying notes to the condensed consolidated financial statements.

ALTERNATIVE ENERGY SOURCES INC AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(UNAUDITED)

	THREE MONTHS ENDED		NINE MONTHS ENDED		MAY 10, 2006 (Date of Inception) to SEPTEMBER 30, 2006
	2006	2005	2006	2005

Operating Revenues	$0	$0	$0	$0	$0

Cost of Sales	0	0	0	0	0

Gross Profit	0	0	0	0	0

General and Administrative Expenses	1,174,149	0	1,224,023	0	1,224,043

Operating Loss	(1,174,149)	0	(1,224,023)	0	(1,224,043)

Investment and Other Income	83,331	0	88,966	0	88,966

Loss Before Income Tax	(1,090,818)	0	(1,135,077)	0	(1,135,077)

Provision for Income Taxes	0	0	0	0	0

Net Loss	$(1,090,818)	$0	$(1,135,077)	$0	$(1,135,077)

Net Loss per share:
Basic and diluted	$(0.03)	$(0.00)	$(0.03)	$(0.00)	$(0.03)

Weighted Average Number of Shares Outstanding
Basic and diluted	40,500,009		40,500,009

See accompanying notes to the condensed consolidated financial statements.

ALTERNATIVE ENERGY SOURCES INC AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(UNAUDITED)

	Number of		Additional Paid-in	Accumulated	Subscription	Total Stockholders
	Shares	Amount	Capital	Deficit	Receivable	Equity
Balance at January 1, 2006	0	$0	$0	$0	$0	$0

Issuance of common stock	12,900,000	1,290	710	0	(2,000)	0

Collection of subscription receivable	0	0	0	0	2000	2,000

Offering of 12M units, issued for cash, net of fees of $1,554,499	12,600,000	1,260	11,044,241	0	0	11,045,501

Stock compensation expense	0	0	74,901	0	0	74,901

Stock retained by original
Stockholders prior to reverse merger	15,000,009	1,500	(1,500)	0	0	0

Other comprehensive income:
Net unrealized gains on short-term investments	0	0	0	15,301	0	15,301

Net loss	0	0	0	(1,135,077)	0	(1,135,077)
Balance at September 30, 2006	40,500,009	$4,050	$11,118,352	$(1,119,776)	$0	$10,002,626

See accompanying notes to the condensed consolidated financial statements.

ALTERNATIVE ENERGY SOURCES INC AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(UNAUDITED)
	September 30, 2006	September 30, 2005	May 10, 2006 (Date of Inception) to September 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(1,135,077)	$0	$(1,135,077)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,282	0	1,282
Stock based compensation expense	74,901	0	74,901
Unrealized gains on short-term investments	15,301	0	15,301
Excess tax benefits from share-based payment arrangements	(26,215)	0	(26,215)
Changes in assets and liabilities:
Prepaid expenses	(1,185,783)	0	(1,185,783)
Accounts payable	161,134	0	161,134
Accrued liabilities	5,400	0	5,400
Net cash (used) in operating activities	(2,089,057)	0	(2,089,057)

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property and equipment	(32,485)	0	(32,485)
Land deposits	(204,800)	0	(204,800)
Purchase of investments	(10,000,000)		(10,000,000)
Redemption of investments	1,577,727		1,577,727
Net cash (used) in investing activities	(8,659,558)	0	(8,659,558)

CASH FLOWS FROM FINANCING ACTIVITIES:

Issuance of common stock	2,000	0	2,000
Net proceeds from private placement offering	11,045,501	0	11,045,501
Excess tax benefits from share-based payment arrangements	26,215	0	26,215
Net cash provided by financing activities	11,073,716	0	11,073,716

Net increase in cash and cash equivalents	325,101	0	325,101
Cash and cash equivalents, beginning of period	0	0	0
Cash and cash equivalents, end of period	$325,101	$0	$325,101

Supplemental disclosure of cash flows information:
Cash paid during the quarter for:
Interest	$0	$0	$0
Income taxes	$0	$0	$0

See accompanying notes to the condensed consolidated financial statements.

Alternative Energy Sources, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
September 30, 2006 and 2005
(Unaudited)

NOTE 1 - NATURE OF BUSINESS, ORGANIZATION AND BASIS OF PRESENTATION

The condensed unaudited interim consolidated financial statements included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The condensed consolidated financial statements and notes are presented as permitted on Form 10-QSB and do not contain information included in the Company’s annual statements and notes. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these condensed consolidated financial statements be read in conjunction with the December 31, 2005 audited consolidated financial statements and the accompanying notes thereto. While management believes the procedures followed in preparing these condensed consolidated financial statements are reasonable, the accuracy of the amounts are in some respects dependent upon the facts that will exist, and procedures that will be accomplished by the Company later in the year.

These condensed unaudited consolidated financial statements reflect all adjustments, including normal recurring adjustments, which, in the opinion of management, are necessary to present fairly the operations and cash flows for the period presented.

Alternative Energy Sources, Inc. (“we,” “us,” “our” or the “Company”) is a development stage company which plans to engage in the business of constructing, owning and operating fuel grade ethanol plants in the Midwest corn-belt. The ethanol expected to be produced by the plants is intended to be used by refineries or blenders and ultimately blended with gasoline fuel for internal combustion engines. Additionally, we anticipate that the plants will be designed to produce dried distilled grains, which are used in the manufacture of various animal feeds and carbon dioxide. Our operations are substantially the operations of Beemer Energy, Inc., our wholly-owned subsidiary.

During the nine months ended September 30, 2006, we formed a wholly-owned subsidiary, Beemer Acquisition Corporation, to serve as a vehicle to effect a merger with Beemer Energy, Inc., a privately held corporation.

On June 19, 2006 (the “Closing Date”), the Company and Beemer Acquisition Corp. (the “Acquisition Sub”), a wholly-owned subsidiary of the Company, entered into an Agreement and Plan of Merger and Reorganization with Beemer Energy, Inc. (“Beemer”), a privately held Delaware corporation, whereby the holders of Beemer’s issued and outstanding capital stock before the merger (the “Merger”) surrendered all of their issued and outstanding capital stock to us in exchange for 12,900,000 shares of our common stock (the “Common Stock”). Concurrently with the consummation of the Merger, we closed a private offering (the “Offering”) of units of our securities consisting of Common Stock and warrants to purchase our Common Stock. The shareholders of the Company prior to the Merger retained 15,000,009 shares of our Common Stock. As a result of the Merger and the Offering, the stockholders of the Company prior to the Merger own approximately 37% of the issued and outstanding shares of Common Stock and the former stockholders of Beemer, investors and a finder that received shares of Common Stock in connection with Offering own approximately 63% of the issued and outstanding shares of Common Stock.

NOTE 1 - NATURE OF BUSINESS, ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The above transaction has been accounted for as a reverse merger (recapitalization) with Beemer being deemed the accounting acquirer. Accordingly, the historical financial information presented in the financial statements is that of Beemer (since May 10, 2006, date of Beemer’s inception) as adjusted to give effect to any difference in the par value of the issuer’s and the accounting acquirer’s stock with an offset to additional paid in capital. The basis of the assets and liabilities of Beemer, the accounting acquirer, has been carried over in the recapitalization.

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the interim consolidated financial statements, and revenues and expenses during the reporting period.

The note disclosure requirements of annual consolidated financial statements provide additional disclosures to that required for interim consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with our consolidated financial statements as at and for the year ended December 31, 2005 included in the Company’s 2005 Annual Report on Form 10-KSB.

Going Concern

We are currently a development stage enterprise. All losses accumulated since the inception of business have been considered as part of our development stage activities.

The accompanying financial statements have been prepared on the basis that we will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. Since inception we have been engaged in product development and pre-operational activities and have not generated any revenue. By the first quarter, 2007, we intend to complete permitting for two corn-based ethanol plants and anticipate opening these plants for commercial production by Fall, 2008. These condensed financial statements do not include adjustments relating to the recoverability and classification of recorded assets amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents. The Company maintains cash and cash equivalent balances at financial institutions that are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At times during the period balances in certain accounts may exceed the FDIC insured amount.

Investments

At September 30, the Company had money market, 30-day municipal auction rate certificates and auction rate preferred investments totaling $8,422,273 with interest rates ranging between 4.77% and 5.33%.

Prepaid Expenses

Expenses in this category include payments incurred to fund investor relations programs, insurance premiums and other expenditures that benefit future periods. Prepaid expense is composed of prepaid fees for an executive search.

Other Assets

Include deposits for two land options to construct, own and operate the Company’s fuel grade ethanol plants.

Development Stage Company

The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises.” The Company has devoted substantially all of its efforts to business planning, development and raising capital.

Income Taxes

The Company account for income taxes under the Financial Accounting Standards Board of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“Statement 109”). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expenses or benefits due to our not having any material operations for the period ending September 30, 2006.

Earnings (Loss) Per Share

Earnings (Loss) per common share represents the amount of earnings (loss) for the period available to each share of Common Stock outstanding during the reporting period. Diluted earnings (loss) per share reflects the amount of earnings (loss) for the period available to each share of Common Stock outstanding during the reporting period, while giving effect to all dilutive potential common shares that were outstanding during the period, such as common shares that could result from the potential exercise or conversion of securities into Common Stock. The computation of diluted earnings (loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an antidilutive effect on earnings (loss) per share. Potential future dilutive securities include 12,000,000 shares issuable under outstanding warrants as of September 30, 2006 and 1,449,000 shares issuable under outstanding employee stock options as of September 30, 2006.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Issued for Services

The Company accounts for stock, stock options, and stock warrants issued for services in accordance with EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”. The fair value of the Company’s stock on the date of stock issuance or option/grant is used and charged directly to expense and additional paid in capital. The Company determines the fair market value of the warrants/options issued under the Black-Scholes Pricing Model.

Stock Based Compensation

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) 123R “Share Based Payment” which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS 123(R), share based compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, including cash, accounts payable and accrued liabilities, approximate their fair value as of September 30, 2006.

NOTE 3 - STOCK BASED COMPENSATION

The Company's 2006 Equity Incentive Plan (the “2006 Incentive Plan”) provides for the grant of stock options, stock appreciation rights, reload options and restricted shares to officers and employees of the Company, and consultants and advisors to the Company. There were 4,000,000 common shares initially available under the 2006 Incentive Plan. In any calendar year, no participant may be granted more than 200,000 incentive stock options, or more than $100,000 worth of incentive stock options.

Stock options— Stock options have a ten-year life and vest ratably over three to four years beginning on the first anniversary of the date of the grant. The option holder has no voting or dividend rights. The grant prices are equal to the market prices at date of grant. The Company records the expense of the stock options over the related vesting period. The options were valued using the Black-Scholes option-pricing model at the date of grant using the following assumptions:

Expected Volatility	100%
Expected term (in years)	8
Expected dividends	0
Risk-free rate of return (weighted average)	4.90
Grant date fair value - 500,000	$1.00
Grant date fair value - 949,000	$2.19 to $2.58
Expected forfeitures	0

NOTE 3 - STOCK BASED COMPENSATION (Continued)

Expected volatility is based on the historical volatility of the Company's stock price. The expected term represents the estimated average period of time that the options remain outstanding. The risk-free rate of return reflects the weighted average interest rate offered for zero coupon treasury bonds over the expected term of the options.

A summary of the stock option activity for the nine months ended September 30, 2006 is below:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)
Outstanding at May 10, 2006 (date of inception)	-	-	-
Granted	1,449,000	$1.87	9.9
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at September 30, 2006	1,449,000	$1.87	9.9
Exercisable at September 30, 2006	-	-	-

As of September 30, 2006 there was $2,305,536 of total unrecognized compensation cost related to the outstanding stock options that will be recognized over a straight-line period of 3 years.

NOTE 4 - STOCKHOLDERS’ EQUITY

Private Placement Offering

Concurrently with the consummation of the Merger on the Closing Date, the Company closed the private Offering of 12,000,000 units, each unit consisting of one share of the Company’s Common Stock and a warrant to acquire one share of Common Stock for five years at an exercise price of $2.00 per share. On the Closing Date, the investors in the Offering collectively purchased 12,000,000 units for total consideration of $12,000,000, pursuant to Subscription Agreements entered into by the Company and each investor in the Offering. The proceeds were allocated between the Common Stock and the warrants based on their respective relative fair values.

Offering costs consisted of 600,000 shares of Common Stock valued at $600,000, which represented their fair value on the date of issuance. Additionally, we paid $954,499 in legal and other professional fees in connection with the Offering.

All securities issued in connection with the Offering are restricted securities and will be subject to all applicable resale restrictions specified by federal and state securities laws.

Pursuant to a Registration Rights Agreement among the Company and the investors in the Offering, the Company committed to file a registration statement covering the Common Stock issued in connection with the Offering, including the Common Stock underlying the warrants, within 120 days from the Closing Date. The Company filed the registration statement on October 11, 2006. In addition, the Company agreed to use its reasonable efforts to cause such registration statement to become effective no later than 120 days after the date filed. The Company shall maintain the effectiveness of this registration statement through the first anniversary of the Closing Date and shall use its best efforts to maintain the effectiveness through the second anniversary of the date the registration statement is declared effective by the SEC or until the holding period of Rule 144(k), promulgated under the Securities Act of 1933, as amended (the “Securities Act”), has been satisfied for the investors in this Offering with respect to all of  their shares, whichever is earlier. The Registration Rights Agreement provides that the Company will be liable for customary penalties if the registration statement is not effective on the date by which the Company is required to cause it to become effective.

NOTE 4 - STOCKHOLDERS’ EQUITY (Continued)

Common stock

A summary of the warrant activity for the period ended September 30, 2006 is set forth below:

		WEIGHTED
		AVERAGE
	NUMBER OF	EXERCISE
	WARRANTS	PRICE
Outstanding at May 10, 2006 (date of inception)	0	$0
Granted	12,000,000	2.00
Exercised	0	0
Canceled or Expired	0	0
Outstanding at September 30, 2006	12,000,000	$2.00

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Employment Agreements

The Company has entered into employment agreements with certain key personnel which provide for a base salary, yearly bonuses subject to the Company achieving certain target performance levels as set by the Company’s board of directors, stock options under the 2006 Incentive Plan and other benefits. Termination of the agreements may be made by either party with advance notice.

NOTE 6 - SIGNIFICANT ACCOUNTING POLICIES

New Accounting Pronouncements

In September 2005, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. This issue addresses the question of when it is appropriate to measure purchases and sales of inventory at fair value and record them in cost of sales and revenues and when they should be recorded as exchanges measured at the book value of the item sold. The EITF concluded that purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another should be combined and recorded as exchanges measured at the book value of the item sold. The consensus should be applied to new arrangements entered into and modifications or renewals of existing agreements, beginning with the second quarter of 2006. We do not expect the adoption of this statement will have a material impact on our results of operations or financial position.

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement 155, Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140. This statement resolves issues addressed in Statement 133 Implementation Issue No. D1 “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This implementation guidance indicated that entities could continue to apply guidance related to accounting for beneficial interests in paragraphs 14 and 362 of Statement 140, which indicate that any security that can be contractually prepaid or otherwise settled in such a way that the holder of the security would not recover substantially all of its recorded investment should be subsequently measured like investments in debt securities classified as available for sale or trading, and may not be classified as held to maturity. Also, Implementation Issue D1 indicated that holders of beneficial interests in securitized financial assets that are not subject to paragraphs 14 and 362 of Statement 140 are not required to apply Statement 133 to those beneficial interests, pending further guidance. Statement 155 eliminates the exemption from Statement 133 for interests in securitized financial assets. It also allows the preparer to elect fair value measurement at acquisition, at issuance or when a previously recognized financial instrument is subject to a remeasurement event. We do not expect the adoption of this statement will have a material impact on our results of operations or financial position.

NOTE 6 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

In March 2006, the FASB issued Statement 156 Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140. Under Statement 140, servicing assets and servicing liabilities are amortized over the expected period of estimated net servicing income or loss and assessed for impairment or increased obligation at each reporting date. This statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. Subsequent measurement of servicing assets and servicing liabilities at fair value is permitted, but not required. If derivatives are used to mitigate risks inherent in servicing assets and servicing liabilities, those derivatives must be accounted for at fair value. Servicing assets and servicing liabilities subsequently measured at fair value must be presented separately in the statement of financial position and there are additional disclosures for all separately recognized servicing assets and servicing liabilities. We do not expect the adoption of this statement will have a material impact on our results of operations or financial position.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes,” which defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. FIN 48 also prescribes a method for computing the tax benefit positions to be recognized in the financial statements. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is a development stage company and as such, deferred tax assets arising from net operating loss carryforwards were fully offset by a deferred tax valuation reserve resulting in no current or deferred income tax expenses or benefits for the period ended September 30, 2006.

NOTE 7 - INCOME TAXES

Components of deferred tax assets consisted of the following:

Deferred tax asset
Net operating loss carryforward	$454,000
Less: Valuation allowance	(454,000)
Net deferred tax asset	$0

At September 30, 2006, the Company had approximately $1,135,000 of net operating loss carryforwards which expire in 2021.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828 Fax (856) 346-2882

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mark Beemer, President
Beemer Energy, Inc.
Kansas City, Missouri 64108-2005

We have audited the accompanying balance sheet of Beemer Energy, Inc. as of June 18, 2006 and the statements of operations, stockholders deficit, and cash flows for the period May 10, 2006 (inception) through June 18, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beemer Energy, Inc, as of June 18, 2006 and the results of its operations and its cash flows for the period May 10, 2006 (inception) through June 18, 2006 in conformity with accounting principles generally accepted in the United States of America.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC
Certified Public Accountants
Gibbsboro, New Jersey
August 30, 2006

MEMBER OF:	AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

BEEMER ENERGY, INC.
(A DEVELOPMENTAL STAGE COMPANY)

BALANCE SHEET
JUNE 18, 2006

ASSETS

Current Assets:	$—

TOTAL ASSETS	$—

LIABILITY AND STOCKHOLDERS’ (DEFICIT)
Current Liability:
Due to Stockholders	$7,099

Total Current Liability	7,099

Total Liability	7,099

Stockholders’ (Deficit)
Common Stock, $.001 par value, 100 shares authorized, issued and outstanding	—
Additional paid-in capital	2,000
Accumulated deficit	(9,099)

Total Stockholders’ (Deficit)	(7,099)

TOTAL LIABILITY AND STOCKHOLDERS’ DEFICIT	$—

The accompanying notes are an integral part of these financial statements

BEEMER ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS
FOR THE PERIOD MAY 10, 2006 (INCEPTION) TO JUNE 18, 2006

Operating Revenues	$—

Cost of Sales	—

Gross Profit	—

Operating Expenses
General and Administrative expense	7,099

Net Loss Before Provision for Income Taxes	(7,099)
Provision for Income Taxes	—

Net Loss Applicable to Common Shares	$(7,099)

Net Loss Per Basic and Diluted Shares	$(70.99)

Weighted Average Number of Common Shares Outstanding	100

The accompanying notes are an integral part of these financial statements

BEEMER ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF STOCKHOLDERS’ (DEFICIT)
FOR THE PERIOD MAY 10, 2006 (INCEPTION) TO JUNE 18, 2006
	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, May 10, 2006	—	$—	$—	$—	$—

Issuance of shares for repayment of stockholders loans	100	—	2,000	—	2,000

Net loss for the period	—	—	—	(9,099)	(9,099)

Balance, June 18, 2006	100	$—	$2,000	$(9,099)	$(7,099)

The accompanying notes are an integral part of these financial statements

BEEMER ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS
FOR THE PERIOD MAY 10, 2006 (INCEPTION) TO JUNE 18, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(7,099)

Adjustments to reconcile net loss to net cash (used in) operating activities:

Total adjustments	—

Net cash (used in) operating activities	(7,099)

CASH FLOWS FROM FINANCING ACTIVITIES:

Loans from stockholders, net	7,099

Net cash provided by financing activities	7,099

NET INCREASE IN CASH AND CASH EQUIVALENTS	—

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	—

CASH AND CASH EQUIVALENTS - END OF PERIOD	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE PERIOD FOR:
Interest	$—

Income taxes	$—

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
Common stock issued for repayment of stockholders loans	$2,000

The accompanying notes are an integral part of these financial statements

BEEMER ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MAY 10, 2006 (INCEPTION) THROUGH JUNE 18, 2006

NOTE 1 - NATURE OF BUSINESS AND ORGANIZATION

Beemer Energy, Inc. (“BEI”) is a privately held Delaware corporation formed on May 10, 2006 to serve as a vehicle to effect a merger with a publicly held corporation. (See Note 4)

NOTE 2  - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company

The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7, “ Accounting and Reporting by Development Stage Enterprises”. The Company has devoted substantially all of its efforts to business planning, research and development. Additionally, the Company has allocated a substantial portion of their time and investment to the raising of capital.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For financial statement presentation purposes, the Company considers short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

The Company maintains cash and cash equivalent balances at a financial institution that is insured by the Federal Deposit Insurance Corporation up to $100,000.

BEEMER ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE PERIOD MAY 10, 2006 (INCEPTION) THROUGH JUNE 18, 2006

NOTE 2  - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Net (Loss) Per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings per share for the period May 10, 2006 (inception) through June 18, 2006:

Net loss	$(9,099)

Weighted average common shares Outstanding (Basic)	100

Options	—
Warrants	—

Weighted average common shares Outstanding (Diluted)	100

There are no common stock equivalents outstanding at June 18, 2006.

Historical net (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) include additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants.

All dilutive securities were not included in the calculation of dilutive earnings per share because the effect would be anti-dilutive when the Company has incurred a loss from operations. The Company currently has no potentially dilutive securities outstanding.

NOTE 3  - DUE TO STOCKHOLDERS

Amounts due to stockholders are non-interest bearing and due on demand.

NOTE 4  - SUBSEQUENT EVENTS

On June 19, 2006, Beemer Acquisition Corporation (“BAC”) a wholly owned subsidiary of Alternative Energy Sources, Inc. (“AES”) (a publicly held corporation) entered into an Agreement and Plan of Merger and Reorganization with BEI, whereby, the holders of BEI’s issued and outstanding capital stock surrendered all of

BEEMER ENERGY, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE PERIOD MAY 10, 2006 (INCEPTION) THROUGH JUNE 18, 2006

NOTE 4  - SUBSEQUENT EVENTS (Continued)

  their issued and outstanding capital stock to AES in exchange for 12,900,000 shares of AES common stock. The shareholders of AES prior to the merger retained 15,000,000 shares of AES common stock. As a result of the merger and a concurrent private offering, the stockholders of AES own approximately 37% of the issued and outstanding shares common stock and the former stockholder of BEI, investors, and a finder that received shares of common stock in connection with the offering own approximately 63% of the issued and outstanding shares of common stock.

The above transaction has been accounted for as a reverse merger (recapitalization) with BEI being deemed the accounting acquirer and BAC being deemed the legal acquirer.

24,600,000 Shares of Common Stock

Alternative Energy Sources, Inc.

PROSPECTUS

___________, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant's certificate of incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transactions from which the director derived an improper personal benefit. The Registrant's certificate of incorporation provides for such limitation of liability.

The Registrant intends to obtain standard policies of insurance under which coverage will be provided (i) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (ii) to the Registrant with respect to payments which may be made by the Registrant to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

Item 25. Other Expenses of Issuance and Distribution.

Set forth below is an estimate (except for registration fees, which are actual) of the approximate amount of the fees and expenses payable by the registrant in connection with the issuance and distribution of the shares of common stock.

EXPENSE	AMOUNT
Registration Fees	$6,712.11
Legal Fees	75,000.00
Accounting Fees	30,000.00
Miscellaneous Fees and Expenses	10,250.00

Total	$121,962.11

Item 26. Recent Sales of Unregistered Securities.

There have been no sales of unregistered securities within the last three years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

On June 19, 2006 the Company, Beemer Acquisition Corp., and Beemer Energy, Inc. entered into an Agreement and Plan of Merger and Reorganization. On the Closing Date, Beemer Acquisition Corp., our wholly-owned subsidiary, merged with and into Beemer Energy, Inc., with Beemer Energy, Inc. remaining as the surviving corporation, and our wholly-owned subsidiary. On the closing date of the merger, the holders of Beemer Energy Inc.'s 100 shares of issued and outstanding capital stock before the merger surrendered all such 100 shares of issued and outstanding capital stock of Beemer Energy, Inc. and received 12,900,000 shares of our common stock. Our stockholders before the merger retained 15,000,000 shares of common stock.

The issuance of common stock in connection with the merger was exempt from registration under Section 4(2) of the Securities Act or Rule 506 of Regulation D, promulgated by the SEC. In the merger, no general solicitation was made by us or any person acting on our behalf; the securities were sold subject to transfer restrictions, and the certificates for the shares contain an appropriate legend stating that such securities have not been registered under the Securities Act and may not be offered or sold absent registration or an exemption therefrom.

Concurrently with the consummation of the merger, we closed a private offering of 12,000,000 units, each unit consisting of one share of our common stock and a warrant to acquire one share of our common stock for five years at an exercise price of $2.00 per share. On the closing date of the merger and the offering, the investors in the offering, all of whom were “accredited investors,” as defined by Rule 501 of Regulation D, collectively purchased 12,000,000 units for total consideration of $12,000,000.

Broadmoor Capital Partners, LLC was issued 600,000 shares of common stock as a finder’s fee in connection with the merger and private offering described above. Canaccord Capital Corporation received $350,000 as a fee for fiscal advisory services rendered in connection with the private offering. Additionally, we paid $604,499 in legal, accounting and other professional fees in the offering.

The offering and sale of our securities to accredited investors on June 19, 2006 was exempt from registration under Section 4(2) of the Securities Act or Rule 506 of Regulation D, promulgated by the SEC. In the offering, no general solicitation was made by us or any person acting on our behalf; the securities were sold subject to transfer restrictions, and the certificates for the shares and warrants comprising the units contained an appropriate legend stating that such securities have not been registered under the Securities Act and may not be offered or sold absent registration or an exemption therefrom. Canacord Capital Corporation acted as placement agent in connection with the offering and earned a commission of $350,000.

Item 27. Exhibits.

Exhibit No.	Description	Reference
2.1
Agreement and Plan of Merger and Reorganization, dated as of June 19, 2006, by and among Alternative Energy Sources, Inc., a Delaware corporation, Beemer Acquisition Corp., a Delaware corporation and Beemer Energy, Inc., a Delaware corporation.
Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2006 (the “June 2006 Form 8-K”).

3.1	Certificate of Incorporation of Alternative Energy Sources, Inc.	Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form SB-2, file no. 333-103096, filed with the Securities and Exchange Commission on February 11, 2003 (the “Prior SB-2”).

Exhibit No.	Description	Reference
3.2	Bylaws of Alternative Energy Sources, Inc.	Incorporated by reference to Exhibit 3.2 to the Prior SB-2.

4.1	Form of Warrant issued to the Investors in the Offering on June 19, 2006.	Incorporated by reference to Exhibit 4.1 to the June 2006 Form 8-K.

4.2	Form of Lock-Up Agreement dated June 19, 2006 entered into by each of Mark A. Beemer and Lee L. Blank.	Incorporated by reference to Exhibit 10.6 to the June 2006 Form 8-K.

5.1	Opinion of Gottbetter & Partners, LLP.*

10.1	Form of Subscription Agreement by and between Alternative Energy Sources, Inc., Beemer Energy, Inc. and the investors in the Offering.	Incorporated by reference to Exhibit 10.2 to the June 2006 Form 8-K.

10.2	Form of Registration Rights Agreement by and between Alternative Energy Sources, Inc. and the investors in the Offering.	Incorporated by reference to Exhibit 10.3 to the June 2006 Form 8-K.

10.3	Employment Agreement, dated June 19, 2006, between Alternative Energy Sources, Inc. and Mark A. Beemer.	Incorporated by reference to Exhibit 10.4 to the June 2006 Form 8-K.

10.4	Employment Agreement, dated June 19, 2006, between Alternative Energy Sources, Inc. and Lee L. Blank.	Incorporated by reference to Exhibit 10.5 to the June 2006 Form 8-K.

10.5	Employment Agreement, dated August 16, 2006, between Alternative Energy Sources, Inc. and John Holland.	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 22, 2006.

10.6	2006 Equity Incentive Plan.	Incorporated by reference to Appendix A to the Information Statement on Schedule 14F, filed with the Securities and Exchange Commission on June 23, 2006.

10.7	Employment Agreement, dated September 20, 2006, by and between Alternative Energy Sources, Inc. and John A. Ward.	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2006.

Exhibit No.	Description	Reference
16.1	Letter re Change in Certifying Accountant.	Incorporated by reference to Exhibit 16.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2006

23.1	Consent of Gottbetter & Partners, LLP (included in its opinion filed herewith as Exhibit 5.1).*

23.2	Consent of Bagell, Josephs, Levine & Company, LLC.*

24	Powers of Attorney (included on signature page).**

* Filed herewith
** Previously filed

Item 28. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) (§ 230.424(b) of this chapter) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability under the Securities Act to any purchaser:

1. If the small business issuer is relying on Rule 430B:

(i) Each prospectus filed by the undersigned small business issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in Kansas City, Missouri, on December 21, 2006.

Alternative Energy Sources, Inc.

By:	/s/ Mark A. Beemer
Name: Mark A. Beemer Title: Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement was signed by the following persons in the capacities and on the dates stated:

Signature	Title	Date
/s/ Mark A. Beemer	President, Chief Executive Officer,	December 21, 2006
Mark A. Beemer	Director (Principal Executive Officer)

/s/ Lee L. Blank	Executive Vice President, Chief	December 21, 2006
Lee L. Blank	Operating Officer, Director

/s/ John J. Holland	Executive Vice President, Chief Financial	December 21, 2006
John J. Holland	Officer ( (Principal Financial Officer
and Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description	Reference
2.1
Agreement and Plan of Merger and Reorganization, dated as of June 19, 2006, by and among Alternative Energy Sources, Inc., a Delaware corporation, Beemer Acquisition Corp., a Delaware corporation and Beemer Energy, Inc., a Delaware corporation.
Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2006 (the “June 2006 Form 8-K”).

3.1	Certificate of Incorporation of Alternative Energy Sources, Inc.	Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form SB-2, file no. 333-103096, filed with the Securities and Exchange Commission on February 11, 2003 (the “Prior SB-2”).

3.2	Bylaws of Alternative Energy Sources, Inc.	Incorporated by reference to Exhibit 3.2 to the Prior SB-2.

4.1	Form of Warrant issued to the Investors in the Offering on June 19, 2006.	Incorporated by reference to Exhibit 4.1 to the June 2006 Form 8-K.

4.2	Form of Lock-Up Agreement dated June 19, 2006 entered into by each of Mark A. Beemer and Lee L. Blank.	Incorporated by reference to Exhibit 10.6 to the June 2006 Form 8-K.

5.1	Opinion of Gottbetter & Partners, LLP.*

10.1	Form of Subscription Agreement by and between Alternative Energy Sources, Inc., Beemer Energy, Inc. and the investors in the Offering.	Incorporated by reference to Exhibit 10.2 to the June 2006 Form 8-K.

10.2	Form of Registration Rights Agreement by and between Alternative Energy Sources, Inc. and the investors in the Offering.	Incorporated by reference to Exhibit 10.3 to the June 2006 Form 8-K.

10.3	Employment Agreement, dated June 19, 2006, between Alternative Energy Sources, Inc. and Mark A. Beemer.	Incorporated by reference to Exhibit 10.4 to the June 2006 Form 8-K.

10.4	Employment Agreement, dated June 19, 2006, between Alternative Energy Sources, Inc. and Lee L. Blank.	Incorporated by reference to Exhibit 10.5 to the June 2006 Form 8-K.

10.5	Employment Agreement, dated August 16, 2006, between Alternative Energy Sources, Inc. and John Holland.	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 22, 2006.

10.6	2006 Equity Incentive Plan.	Incorporated by reference to Appendix A to the Information Statement on Schedule 14F, filed with the Securities and Exchange Commission on June 23, 2006.

Exhibit No.	Description	Reference
10.7	Employment Agreement, dated September 20, 2006, by and between Alternative Energy Sources, Inc. and John A. Ward.	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2006.

16.1	Letter re Change in Certifying Accountant.	Incorporated by reference to Exhibit 16.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2006

23.1	Consent of Gottbetter & Partners, LLP (included in its opinion filed herewith as Exhibit 5.1).*

23.2	Consent of Bagell, Josephs, Levine & Company, LLC.*

24	Powers of Attorney (included on signature page).**

*   Filed herewith.
** Previously filed